# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

AWOL Outdoors, Inc d/b/a Camp365
7640 Washington Avenue South
Eden Prairie, MN 55344
www.camp365.com

Up to $2,499,999.45 in Non-Voting Common Stock at $0.65
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** AWOL Outdoors, Inc d/b/a Camp365
**Address:** 7640 Washington Avenue South, Eden Prairie, MN 55344
**State of Incorporation:** WI
**Date Incorporated:** July 15, 2009

## Terms:

Equity

**Offering Minimum:** $9,999.60 | 15,384 shares of Non-Voting Common Stock
**Offering Maximum:** $2,499,999.45 | 3,846,153 shares of Non-Voting Common Stock
**Type of Security Offered:** Non-Voting Common Stock
**Purchase Price of Security Offered:** $0.65
**Minimum Investment Amount (per investor):** $237.25

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

*Time-Based:*

**Friends and Family Early Birds**

Invest within the first 48 hours and receive additional 20% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive additional 15% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 10% bonus shares.

*Amount-Based:*

**$500 | Backyard Camping**

Invest $500 and receive additional 3% Bonus Shares + one raffle entry to win a free Camp365 + a reservation discount of $250 on a New Model Camp365.

**$1,000 | Weekend Getaway**

Invest $1,000 and receive additional 7% Bonus Shares + two raffle entries to win a free Camp365 + a reservation discount of $500 on a New Model Camp365.

**$2,500 | Road Trip**

Invest $2,500 and receive additional 10% Bonus Shares + five raffle entries to win a free Camp365 + a reservation discount of $1,250 on a New Model Camp365.

**$5,000 | Cross Country Trip**

Invest $5,000 and receive additional 15% Bonus Shares + ten raffle entries to win a free Camp365 + a reservation discount of $2,500 on a New Model Camp365.

**$10,000 | Camper Life**

Invest $10,000 and receive additional 20% Bonus Shares + twenty raffle entries to win a free Camp365 + a reservation discount of $5,000 on a New Model Camp365.

***Reservation discount is only for New Model Camp365 purchases through our distribution dealers or directly from Camp365. The Reservation discount is only valid until 12/31/2021. The discount is paid within 2 weeks of purchase delivery/pick-up of the Camp365 unit and is paid by the manufacturer.***

***The raffle in the perks above is contingent upon $500K gross capital being raised in this Offering.***

***All perks occur when the offering is completed.***

<u>The 10% Bonus for StartEngine Shareholders</u>

AWOL Outdoors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of nonvoting common stock at $0.65/ share, you will receive and own 110 shares valued at $65.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Like alot of companies, Camp365 started with a simple drawing. Company founder Kevin McGregor's uncle approached him with a sketch of a foldable, aerodynamic camper that could go just about anywhere and still comfortably house a family of six.

That drawing was used to build a model featuring a toy UTV and a G.I. Joe. McGregor then assembled a team of engineering nerds and outdoor enthusiasts that transformed that model into a full-sized, hand-made prototype, built in a neighbor's garage. After years of field testing and design updates, the team successfully introduced Camp365 to the RV market in 2018.

Camp365 is a new, ultra-lightweight camper with proprietary advancements so innovative it was recently awarded Top RV Debut 2020 by RV Business Magazine. It has also been awarded *ten US and International patents* with several more pending. Camp365 is manufactured in two facilities in Iowa & Minnesota and just broke ground on a third building in Albia, Iowa which is expected to be complete in April 2021.

What makes Camp365 so unique? Everything! It's so light and compact it can be towed by virtually any vehicle including most cars, crossovers, electric vehicles even UTVs. The Camp365 compact, the aerodynamic design reduces drag and loss of fuel efficiency, eliminating the need for a large gas-guzzling tow vehicle. Patented lift assist and level systems allow set up anywhere in minutes by anyone, air gap insulation offers year-round use, even in colder climates, and is so roomy 700 cubic feet it comfortably sleeps four adults or a family of six.

Amenities include folding beds, solar power, circulated heating, hot water shower, air conditioning, cooktop stove, refrigerator, marine toilet, and toy carriers.

Camp365 also features a patented, adjustable wheelbase that goes from 72 inches wide to just 48 inches in seconds, so you can take Camp365 into remote areas that other campers simply can't get to.

Storage? Easy! Our innovative fold-up design makes Camp365 so compact it fits into one-third of a standard garage stall and most storage sheds.

Camp365 was founded on the core principle that being outdoors is both healthy and fun, and is dedicated to delivering products that make camping easy and comfortable. We know camping needs can change with the season and life. Camp365 is committed to making sure *The Cabin That Goes Everywhere* allows more people to see the America that other Americans miss, and enjoying a lifetime of travel and camping, any day of the year.

*Competitors and Industry*

The RV industry surged in 2020 as more people have adopted active outdoor lifestyles in response to the COVID-19 pandemic. More than 9% of US households now own an RV or towable camper, and over 14% (more than 40 million) go camping annually. Millennials now account for 38 percent of active camper households and this segment is growing.

According to the RV Industry Association (RVIA), 2020 RV industry wholesale shipments totaled 424,380 units in the US alone, even after being shut down for over two months.

Further, RV dealers reported that 55% of recent RV buyers were first-time RV buyers, substantially growing the consumer base for RVs.

As recreational vehicles and campers provide a reliable and private way to travel, it is considered one of the safest recreational activities during the coronavirus pandemic. As more people explore camping and outdoor recreation, we believe the post-lockdown period is likely to witness a continued rise in the number of first-time buyers.

Of all campers sold, 87% are towable with that market segment projected to grow 17% in 2021.

The camper industry is dominated by several large manufacturers, including Thor Industries, Winnebago and Forest River (Berkshire Hathaway). According to recent market research, also completed by the Robert W. Baird & Co. , much consolidation is taking place in the camper industry. As a result, camper manufacturers utilize little innovation or creativity.

The market is filled with larger campers that require prospective buyers to own a large, dedicated tow vehicle with a powerful V-8 or even diesel engine that delivers very low fuel efficiency and is expensive to operate. The basic designs of smaller teardrop and pop-up campers have changed very little over the past 50 years...things like space, weight, size, and headroom are still major issues.

Camp365 produces campers within the towable, ultra-light foldable travel trailer segment of the market. A foldable camper expands for camping and collapses into a lightweight trailer for transportation and storage. The retail cost of towable campers ranges from $12,000 to $50,000. Foldable campers are attractive to the largest segment of the RV market due to their smaller size and weight, lower cost, and ease of use.

Challenges with typical popup campers include lack of security & privacy, laborious set-up and take-down work, and limited insulation & temperature control. Competitors within the ultralight camper segment include the Sylvan SportGo, Opus Lite Camper, and Livin" Lite Quicksilver 8.

Non-popup ultralight towable campers include Happier Camper HC1, Polydrop Travel Trailer, Hiker Trailer, Airstream Basecamp, and Taxa Outdoors Cricket. The most significant competitive factors among towable campers include cost, amenities, size and weight, set-up and take-down time, and off-road capabilities.

*Current Stage and Roadmap*

Over the last 18 months, Camp365 has continued to make progress in commercializing our innovative camper and establishing an outdoor recreation business. Our efforts to date have focused on camper design and feature enhancement, developing multiple camper models, raising growth capital, and lean manufacturing production ramp-up to meet initial customer demand.

Active in Market

Camp365 has been in production and *actively filling a limited number of customer orders since 2018.* With future product demand expected to outpace current production capacity, we broke ground on a third manufacturing facility in late 2020 financed by an SBA-backed loan. With an expected completion date of April 2021, this 20,000 square foot manufacturing plant and customer showroom in Albia, Iowa will more than double our production capacity. This new lean manufacturing facility is strategically located next to a key materials supplier. We expect this new facility will result in increased production to help us meet the expected demand for Camp365 campers.

We intend to increase our model offerings from 1 to 4 models (Base, Base-X, Mountain, and North).

Expanding Sales Channel

We have agreements in place with three dealers who collectively have 15 locations in the US & Canada. We intend to expand this network in 2021 with a focus on regional coverage for the East Coast and the Southern United States. Direct to Consumer sales will be developed via eCommerce and Digital Marketplaces to provide omnichannel purchase options.

Focused Marketing

Marketing will continue to be primarily focused on social media and other platforms capable of delivering content to our target audience. Our sales prospect list currently has *more than 1,440 sales qualified leads*. These leads are based on inquiries from persons located throughout North America and beyond. Our marketing efforts are focused on customer conversion elements to demonstrate product differentiation and lifestyle content.

Near Term Development

We continue to develop our OPS365 model, which is a special medical unit for emergency response and disaster relief targeted for federal and municipal markets. A modular demo model is complete. We intend to register for sam.gov and the federal supply schedule. Planned introduction to the market in spring 2021.

Organizational Development

We recently hired and trained additional manufacturing team members and will add more production staff when the new Albia, Iowa plant becomes operational in the spring of 2021. At a management level, we hired a part-time COO overseeing the company's planned manufacturing ramp-up, to over 50 units per month, and supply chain operations. Camp365 brought on a part-time contract CFO who has a track record of focused financial management for high-growth companies. We have also expanded our advisory board to include a business strategy director with experience in omnichannel market development, including direct-to-consumer models.

## The Team

### Officers and Directors

**Name:** Kevin McGregor

Kevin McGregor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO and Founder
  **Dates of Service:** July 07, 2009 - Present
  **Responsibilities:** Leadership, Vision, Business Development, Sales and Distribution. Kevin's annual salary compensation is $150,000. In December 2018 the Company granted a warrant to purchase 486,842 voting common shares having an exercise price of $0.38 per share. In January 2020, the Company granted a warrant to purchase 70,000 shares of voting common stock having an exercise price of $0.40 per share. In February 2021 the Company granted a warrant to purchase 400,000 voting common shares having an exercise price of $0.40 per share.

- **Position:** Director
  **Dates of Service:** July 07, 2009 - Present
  **Responsibilities:** General Oversight and Corporate Governance

- **Position:** Chief Financial Officer
  **Dates of Service:** July 10, 2009 - Present
  **Responsibilities:** Financial reporting and oversight.

Other business experience in the past three years:

- **Employer:** One Tech Engineering
  **Title:** President
  **Dates of Service:** October 25, 2010 - February 10, 2018
  **Responsibilities:** Operations

**Name:** Cedar Vandergon

Cedar Vandergon's current primary role is with Hypertherm, Inc.. Cedar Vandergon currently services less than 6 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  **Dates of Service:** June 15, 2010 - Present
  **Responsibilities:** Set strategic direction of the company, manage executive

performance and compensation, support capital raises efforts, monitor financial planning and financial reports, evaluate the performance of the company to the mission. Cedar currently does not take a salary compensation and received 300,000 stock options; 150,000 vested on issuance for his past Board service, 75,000 shares vest after one year and the other 75,000 will vest after 2 years.

Other business experience in the past three years:

- **Employer:** Hypertherm, Inc.
  **Title:** Engineering Manager
  **Dates of Service:** January 01, 2013 - Present
  **Responsibilities:** Set strategic direction for the waterjet business unit within Hypertherm, maintain a 3-5 year product and technology roadmap, manage 4M annual department budget, all R&D staff, new product development staff, technicians, and lab activities. Participate in the business steering team setting the strategic direction for the future of the business. Participate and drive enterprise-level engineering initiatives such as enterprise portfolio management and stage-gate process adoption. Key contributor to acquisition integration forming strategy and structure of a target operating model.

**Name:** Mary K. Flaherty

Mary K. Flaherty 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Controller
  **Dates of Service:** June 01, 2020 - Present
  **Responsibilities:** Day to day financial reporting, reconciling bank accounts, accounts payable, accounts receivable and bi-weekly payroll. In February 2021 the Company issued 45,000 non-voting shares in payment for $18,000 in services at a price equal to $0.40 per share.

Other business experience in the past three years:

- **Employer:** Metropolitan Services Credit Union
  **Title:** CEO & President
  **Dates of Service:** December 01, 1979 - March 03, 2018
  **Responsibilities:** All corporate decisions , manage operations , shareholder communications and short & long term strategy management

**Name:** Ron Leander

Ron Leander 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Fractional Chief Financial Officer
  **Dates of Service:** October 20, 2020 - Present
  **Responsibilities:** Provide financial direction and controls within the company. Ron currently receives salary compensation of $10,000 per month for this role.

Other business experience in the past three years:

- **Employer:** Leander Limited
  **Title:** CEO
  **Dates of Service:** June 01, 1981 - Present
  **Responsibilities:** Founder and managing partner

**Name:** Robert Graumann

Robert Graumann 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  **Dates of Service:** October 15, 2020 - Present
  **Responsibilities:** Lead Operations scale-up. Robert currently receives salary compensation of $8,000 per month for this role.

Other business experience in the past three years:

- **Employer:** Manchester Tank
  **Title:** President/ COO
  **Dates of Service:** June 01, 2012 - December 16, 2019
  **Responsibilities:** Put in place the vision, strategy, and organization for profitable growth.

Other business experience in the past three years:

- **Employer:** ShopSabre
  **Title:** President & COO
  **Dates of Service:** March 20, 2019 - August 20, 2020
  **Responsibilities:** P& L leader for a 20 year old manufacturer of CNC routers and plasma tables. Shop Sabre was acquired by LFM Capital in April, 2019. Hired to bring process , structure and operations capability to support continued annual growth of greater than 30 %

**Name:** Doug Ramler

Doug Ramler's current primary role is with Saul Ewing Arnstein & Lehr, LLP. Doug Ramler currently services 1-4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  **Dates of Service:** December 15, 2016 - Present
  **Responsibilities:** The Secretary's responsibilities consist of providing notice of meetings, attending and maintaining records of meetings of shareholders and directors, as well as keeping the stock and equity ownership ledger and related equity records. Doug works approximately four hours per month for the Company at a rate of approximately $600 per hour.

Other business experience in the past three years:

- **Employer:** Saul Ewing Arnstein & Lehr, LLP
  **Title:** Partner
  **Dates of Service:** February 01, 2019 - Present
  **Responsibilities:** Doug serves as outside general counsel to high-growth emerging companies.

Other business experience in the past three years:

- **Employer:** Gray Plant Mooty
  **Title:** Partner
  **Dates of Service:** September 01, 2005 - January 31, 2019
  **Responsibilities:** Serve as outside general counsel to high-growth emerging companies.

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
Investment in shares of the Company's Nonvoting Common Stock involves a high degree of risk and should be regarded as speculative. As a result, you should only

consider purchasing shares of the Company's Nonvoting Common Stock if you can reasonably afford to lose your entire investment. You should carefully consider, in addition to the other information contained or referenced in these materials, the risk factors relating to our business and this crowdfunding offering before purchasing shares of the Company's Nonvoting Common Stock. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known or currently considered immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially and adversely affected. Prospective Investors should be fully aware of the following risk factors and are urged to discuss with management the nature and extent of the risks inherent in our business and markets.

*Our business projections are only projections*
There can be no assurance that we will meet our expectations or financial projections. These expectations and projections are subject to a number of factors and uncertainties, many of which are out of our control. There can be no assurance that the Company will be able to develop sufficient demand for our product, that people will purchase our product rather than a competing product, that we can cost-effectively produce the number of units required to meet customer demand or that we will able to provide the quality and service at a level that allows the Company to make a profit and still attract business. Investors should not rely and acknowledge that they are not relying on the Company's financial projections when deciding to make an investment.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. There is no assurance that the price of the Shares today represents the current fair market value of the Shares or that in the future the value of the Shares will be greater than the original price on the date of sale.

*The transferability of the Securities you are buying is limited*
The Company's Nonvoting Common Stock is not publicly traded, and no public market will develop for the Company's Nonvoting Common Stock because of this crowdfunding campaign. We have not registered or qualified the Company's Nonvoting Common Stock under federal or state securities laws. The Shares are not freely transferable. If you buy any shares of the Company's Nonvoting Common Stock, you may not resell them unless such sale is registered or qualified under federal and state securities laws, or unless exemptions from federal and state registration and qualification are available. We have no obligation to register or qualify the Nonvoting Common Stock under either federal or state law and have no intention to do so. As a result, you must bear the economic risk of investing in the Company's Nonvoting Common Stock for an indefinite period. We believe it unlikely that any public market for the the Company's Nonvoting Common Stock will ever develop.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by another company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company is raising up to $1,070,000 by selling shares of the Company's Nonvoting Common Stock in this crowdfunding offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for the plans outlined in "Use of Proceeds" and may be required to scale back or shut down operations.

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. We have already borrowed significant amounts through several lenders. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then we will pursue additional sources of debt. If we are unable to obtain the capital needed for operations, we may be required to scale back or cease our operations. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. The lack of capital could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to raise capital in the future by issuing debt, common stock, preferred stock or other securities, which may reduce the value of your investment in the Nonvoting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Nonvoting Common Stock. In addition, if we need to raise more equity capital from the sale of Nonvoting Common Stock, institutional or

other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our management team has significant discretion in the use and application of the proceeds of this crowdfunding offering. The use of proceeds is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the potential results of our operations and will not have been reviewed by our independent accountants. These projections are based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections or statements, and such variances may be material. Any projected results cannot be guaranteed. In purchasing Shares, investors are not relying on the projections in making an investment decision.

*Developing new products and technologies entails significant risks and uncertainties*
We have sold 31 campers and we continue efforts to enhance our camper by adding features and reducing costs. Delays or cost overruns in the development or manufacture of our campers or failure of the campers to meet our performance expectations may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, and changes to designs. Any of these events could materially and adversely affect our operating performance and results of operations.

*Minority Holder; Securities with No Voting Rights*
The shares of the Company's Nonvoting Common Stock that an investor is buying have no voting rights attached to them. This means that you will have no rights in electing the Company's directors or dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. As a holder of nonvoting shares you will have certain financial rights. In the event of a liquidation of our company, you and the holders of voting common stock will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying shares of the Company's Nonvoting Common Stock as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*

The Company has limited cash, or access to cash, available to fund inventory purchases, produce campers and compensate employees, contractors and vendors. Without additional cash from the sale of Shares in this Offering, sale of campers or from other sources, we will not be able to continue to operate our business, purchase inventory or produce campers. If we are unable to generate cash through the sale of securities, sale of campers or through other sources, we will not be able to continue producing our campers or paying our personnel. Without additional cash resources we may be required to cease operations until we are able to generate additional cash or permanently cease operations if we are unable to obtain financing.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that our campers will be able to gain traction in the marketplace. It is possible that our campers will fail to gain market acceptance for any number of reasons which may include price, function and quality. If our campers fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the the Company and the value of your investment.

*We face significant market competition*
The market for recreational vehicles generally, and campers specifically, is highly competitive. Competition is based upon a number of factors, including performance, innovation, technology, styling, brand loyalty, reliability, durability, price, design, value, quality, distribution, and service. We have numerous existing and potential competitors. Many of these companies have more experience operating in the recreation vehicle industry and have financial and marketing resources that are substantially greater than ours. Many of our competitors are much larger than us and also participate in the motor home market, which may provide them additional purchasing power. We may face further competition in the future from companies that do not currently offer products competitive to ours. There can be no assurance that existing or new competitors will not develop products that are superior to our folding camping trailer or achieve better consumer acceptance, thereby adversely affecting market share, sales volume and profit margins. In addition, our products compete with other recreation products for the discretionary spending of consumers. These competitive pressures could have a material adverse effect on our operating results.

*We are competing against other recreational activities*
Although we believe that we are a unique company that caters to a select market, we do compete against other providers of recreational vehicles and activities. Our business growth depends on the customer interest in camping over other outdoor or recreational activities.

*We are an early stage company and have not yet generated any profits*
We formally organized as a Wisconsin corporation on July 14, 2009. We have generated very limited revenues to-date. We sold our first 4 campers in June 2018 revenue $90,763 . In total we have generated revenues of $1,472,853 through December 31, 2020. We have incurred losses since inception. Such losses have resulted from costs incurred in organizing the Company, research and development of

our products, intellectual property protection, new manufacturing facility, market research, capital equipment, marketing, raising capital, negative net margins, and general business activities. We intend to use the net proceeds of this crowdfunding offering for inventory, labor, sales and marketing and working capital. We anticipate incurring operating losses for the near future. We may never realize significant revenues from our business operations or achieve profitability.

*We are an early stage company and have limited revenue and operating history*
We are a development-stage company with a very limited history of operations. Our business is subject to all of the risks associated with a new enterprise. You should consider the likelihood of our success in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the operation of an early-stage business with very limited capital and other resources that is attempting to successfully introduce a new product and operate in a competitive environment. Because we have a very limited operating history, we cannot provide you with information about our past operations on which to base an investment decision.

*We have existing patents that we might not be able to protect properly*
Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brand and our products, lower our profits, and could have a material adverse effect on our business, financial condition, cash flows, or results of operations.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to

intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brands and our products and services, lower our profits, and could otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

*The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

Our success is dependent, in part, upon the services of Kevin McGregor, our Chief Executive Officer, and future members of our management team. The loss of the services of any of these executive officers or another member of our management team, or any of our key employees, would have a material adverse effect on our business. We have not obtained "key person" life insurance on the life of any of our officers or managers. Our executive officers have limited experience starting and operating a business. This lack of experience could result in additional challenges to our Company. We can give no assurance that our executive officers will be able to successfully develop and operate the Company. In addition, our success depends on our ability to identify, hire, train, retain, and motivate highly skilled technical, managerial, sales, and marketing personnel. In general, competition for qualified personnel is intense, and we may not be able to successfully attract or retain a sufficient number of qualified personnel. Our inability to hire and retain qualified employees could impair our ability to commercialize our products and, as a result, could have a material adverse effect on our business and revenue.

*Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time*
Our business is subject to laws and regulations relating to safety, environmental, and other regulations promulgated by the federal government and individual states, as well as foreign governments and international regulatory authorities. The failure to comply with present or future regulations could prevent us from selling our products or result in fines or potential civil or criminal liability. We believe that our folding camping trailer has been and is complying, in all material respects, with such laws and regulations. However, future regulations may require additional safety standards that would require additional expenses and/or modification of product offerings in order to maintain such compliance. The implementation of new regulations could significantly increase the cost of our products. We are unable to predict the ultimate impact of adopted or proposed regulations on our business and operating results.

*We rely on third parties to provide services essential to the success of our business*
We depend on timely and sufficient delivery of components from our suppliers. Most components are readily available from a variety of sources. However, a small number of suppliers produce several key components. Decisions by our suppliers to cease supplying components to us, decrease production, require prepayment for components, production delays, or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to produce products and ultimately, on the results of operations. In the event that we need to obtain substitute supply arrangements for raw materials or components for which we rely upon limited sources of supply, alternative supply arrangements may not be available with comparable terms. We also depend upon third party dealers to sell our campers. We do not have significant internal sales and marketing resources and rely on dealers to interact with potential customers and sell our campers. We currently have three dealers and intend to increase the number of dealers we engage. If our dealers are not able to sell a significant number of our campers, or if we are unable to enter into agreements with and maintain relationships with additional dealers, we may be unable to sell our anticipated number of campers and our business would be harmed.

*We may not be able to protect our intellectual property and may be subject to infringement claims*
Our intellectual property, including our patents, trademarks, and other proprietary rights, constitutes a significant part of our value. Our success depends, in part, on our ability to protect our intellectual property against dilution, infringement, and competitive pressure by defending our intellectual property rights. To protect our intellectual property rights, we rely on intellectual property laws of the U.S. and other countries, as well as contractual and other legal rights. We seek to acquire rights to intellectual property necessary for our operations. However, we cannot assure you that these measures will be successful in any given instance, particularly in countries outside the U.S. We endeavor to protect our rights; however, third parties may infringe upon our intellectual property rights. We may take steps to protect our rights, including through litigation. This could result in a diversion of resources. The inability to protect our intellectual property rights could result in competitors diluting our brand or manufacturing and marketing similar products, which could adversely affect

our market share and results of operations. Competitors may challenge, invalidate, or void the application of our existing or future intellectual property rights that we receive or license. The loss of protection for our intellectual property could reduce the market value of our brands and our products and services, lower our profits, and could otherwise have a material adverse effect on our business, financial condition, cash flows, or results of operations.

*We are reliant on one main product*
We expect that sales of our folding camping trailer will account for substantially all of our revenues. Issues with the trailer, or decreased or lower than expected sales, would have a material adverse effect on our business. The risks associated with focusing on a single product are substantial. If consumers do not accept our product, we may not be financially or operationally capable of introducing alternative solutions, products or services within a short timeframe. Dependence on a single product, and in one market segment, increases business risks, since a general decline in the market for folding camping trailers, or camping trailers overall, would have an adverse effect on our business and results of operations.

*Uncertainty of Sales and Distribution*
We intend to sell our campers through independent dealers located throughout the United States. We have had preliminary discussions with a number of dealers but have not yet entered into any agreement with a dealer. We can give no assurance that we will be able to enter into agreements with a number of dealers that will be required to sell the campers we produce. If we are unable to enter into agreements with dealers, we may be required to sell our campers directly to consumers. This could limit our product sales and adversely affect our operations.

***This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.***
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

*Product defects or errors could harm our business*
While we maintain general liability and product liability insurance, defects or errors in the function of our products could damage our reputation through negative publicity, make it difficult to attract new, and retain existing customers, and cause customers to seek damages. We may incur additional costs to correct errors or defects. We cannot assure you that our insurance coverage will be available in amounts sufficient to cover

one or more large claims, or that the insurer will not disclaim coverage as to any future claims. A successful product-liability claim or series of claims brought against us in excess of our insurance coverage, if any, would have a material adverse effect on our business and could cause us to cease operations. In addition, the loss of reputation could have a negative effect on our ability to make future sales. Any significant failure of our products would have a material adverse effect on us.

*Significant warranty claims or repair or replacement expenses could harm our operations*

We intend to provide a limited warranty on retail sales for a period of up to 12 months for our folding camping trailer; provided, however, that certain components of the folding camper trailer may be subject to a longer manufacturer's warranty. Although we employ quality control procedures, sometimes a product may be distributed that contains a defect and requires repair or replacement. We cannot assure you that we will detect all such defects prior to distribution of our products. Our standard warranties require us, through our dealers, to repair or replace defective products during such warranty periods at no cost to the consumer. The repair and replacement costs and potential harm to our reputation we could incur in connection with a recall could have a material adverse impact on our business.

*Our current manufacturing facility might not meet our future needs.*

Our existing leased production and assembly facility in Iowa consists of approximately 14,700 square feet and the facility is 40 years old. We have spent time and money to upgrade the facility and we believe that the facility will require maintenance and upgrades in the future. We can give no assurance that the facility will not require significant expenditures to continue production, or that we will not be required to delay or cease production of our products for a period of time to complete such maintenance or upgrades. We may not be able to produce our planned number of campers at the facility when and as expected. In addition, we can give no assurance that we will establish a new or any additional manufacturing facility at any time in the future. Establishing another facility will require significant capital resources and management attention, and could delay the production of our products. Our inability to produce the number of campers that we intend to produce in our existing leased facility would result in lower than anticipated production and sales of our products and would have a material adverse effect on our revenues and financial viability.

*Market acceptance of our products is uncertain.*

We believe that our products have great potential in the marketplace, and that our proprietary technology differentiates our products from other camper and recreational vehicle products. Nevertheless, as is typical in the case of a development-stage company, demand and market acceptance for our products is subject to a high level of uncertainty. Our future growth and financial performance will depend upon the growth and increasing acceptance of our products in the marketplace. Our business model relies on individuals seeking out and utilizing our products as an alternative to other camper products or as a novel means to enjoy outdoor spaces that are difficult to reach. To the extent that these individuals do not become aware of our products, believe that the price of our products is too high, or do not have a positive experience

with our products, we will likely fail in achieving our expectations, and would have to change our business model. The failure of these individuals to accept our products, or the inability of our products to satisfy user expectations, would have a material adverse effect on our business, and could cause us to cease operations.

*The availability of financing to our dealers and customers will have a significant impact on our business.*

The availability and terms of financing used by dealers to purchase our products will have a significant impact on our product sales. Generally, recreational vehicle dealers finance their purchases of inventory with financing provided by lending institutions. A decrease in the availability of this type of wholesale financing, more restrictive lending practices, or an increase in the cost of such wholesale financing can prevent dealers from carrying adequate levels of inventory, which limits product offerings and could lead to reduced demand. In the event that certain financial flooring institutions limit or discontinue dealer financing, we could experience a material adverse effect on our results of operations. The availability and terms of financing used by retail purchasers will also significantly affect our product sales. Customers purchasing a camping trailer may elect to finance their purchase through the dealership or a financial institution of their choice. Substantial increases in interest rates and decreases in the general availability of credit can have an adverse impact upon our business and results of operations. Further, a decrease in availability of consumer credit resulting from unfavorable economic conditions, or an increase in the cost of consumer credit, may cause consumers to reduce discretionary spending, which could, in turn, reduce demand for our products and negatively affect our sales and profitability.

*International expansion of our business creates additional risk.*

We are pursuing opportunities to sell our product in Canada and other international markets. Regulatory and compliance challenges, lack of demand for our product, or competitive pressures requiring us to lower our prices for our product in these markets, would adversely affect our business in these markets and our results of operations. We can give you no assurance that we will be successful in selling and delivering our products in foreign markets. Additionally, conducting business outside of the U.S. is subject to various risks, many of which are beyond our control, including: changes in tariffs, trade restrictions, trade agreements, and taxation; difficulties in managing or overseeing foreign operations and agents; foreign currency fluctuations and limitations on the repatriation of funds because of foreign exchange controls; different liability standards; and intellectual property laws of countries which do not protect our rights in our intellectual property to the same extent as the laws of the U.S. The occurrence or consequences of any of these factors may have an adverse impact on our operating results and financial condition, as well as affect our ability to operate in international markets.

*The Company has a large amount of debt and debt payment obligations.*

The Company has funded its operations in part by obtaining loans from several credit unions and banks. The total amount of debt owed to these lenders is more than $2 million. Much of this debt is secured by all of the Company's assets. Because the

Company is generating only limited revenues from operations and is not operating profitably at this time, there is no assurance that the Company will be able to make periodic debt service payments or to the pay of the loans when they become due. In the event of a sale or liquidation of the Company, holders of secured and unsecured debt will be repaid prior to any distribution to purchasers of the Shares and other shares of common stock.

*Termination or interruption of supply arrangements could harm our business.*
We depend on timely delivery of components from our suppliers. Most components are readily available from a variety of sources. However, a small number of suppliers produce several key components. Decisions by our suppliers to decrease production, production delays, or work stoppages by the employees of such suppliers could have a material adverse effect on our ability to produce campers and ultimately, on the results of operations. In addition, our inability to make timely payments to our suppliers for components could limit or cease the delivery of such components. In the event that we need to obtain substitute supply arrangements for components for which we rely upon limited sources of supply, alternative supply arrangements may not be available with comparable terms.

*If we are unable to reduce the cost of producing our camper we might never achieve positive net margins.*
The cost of producing our camper currently exceeds the price that customers will pay for our camper. This means that we lose money on each camper sold. Although we believe that this is typical for early-stage manufacturing companies, we believe that we must continue to reduce the cost of producing our campers to the point at which each camper sold generates a profitable sale. Although we are undertaking efforts to reduce our production costs, such as establishing an additional manufacturing facility and modifying the design of our campers, we can provide no assurance that we will be able to reduce our production costs or that such reductions will be sufficient to generate positive net margins on the sale of our products.

*We will rely on one dealer for the large majority of our 2021 product orders.*
Although we have entered into agreements with three dealers and intend to sell our products direct, the vast majority of our expected orders for campers in 2021 are anticipated to come from one dealer. This dealer has made down payments on 300 campers and is expected to continue to order campers in 2021. We can provide no assurance that this dealer will be successful in selling our campers, that such dealer will purchase all of the campers currently subject to a down payment, or that such dealer will not terminate its agreement with us. If the dealer terminates its agreement with us, we would be required to return the funds received as down payments and we would need to identify other purchasers of our campers. The inability of this dealer to sell our products or the termination of our agreement with this dealer would have a material adverse impact on our revenues and operations and would requires us to obtain significant additional outside capital to continue operations.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Kevin McGregor | 13,722,661 | Voting Common Stock | 46.5% |

## The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,846,153 of Non-Voting Common Stock.

***Voting Common Stock***

The amount of security authorized is 35,000,000 with a total of 29,547,766 outstanding.

*Voting Rights*

The holders of shares of the Company's Voting Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

*Material Rights*

The total number of shares of Voting Common Stock outstanding is calculated on a fully diluted basis, and includes warrants and options to purchase 2,087,582 shares of Voting Common Stock. This includes 119,000 shares issuable upon exercise of outstanding stock options issued under our 2017 Stock Option and Compensation Plan, 840,000 shares issuable upon exercise of outstanding non-plan stock options and 1,128,582 shares issuable upon exercise of outstanding warrants. The total does not include 881,000 shares reserved for issuance under the 2017 Plan which have not been issued.

Holders of Voting Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors; (ii) are entitled to share ratably in all the assets of the Company available for distributions to holders of the Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; and (iii) do not have preemptive, subscription, or conversion rights.

***Non-Voting Common Stock***

The amount of security authorized is 5,000,000 with a total of 2,290,836 outstanding.

*Voting Rights*

There are no voting rights associated with Non-Voting Common Stock.

*Material Rights*

The total number of shares of Non-Voting Common Stock outstanding is calculated on a fully diluted basis, and includes warrants and options to purchase 1,272,595 shares of Non-Voting Common Stock. This includes 372,595 shares issuable upon exercise of outstanding stock options issued pursuant to the 2017 Stock Option and Compensation Plan and 900,000 shares issuable upon exercise of outstanding warrants. The total does not include 377,405 shares reserved for issuance under the 2017 Plan which have not been issued.

The shares of Non-Voting Common Stock have rights in all respects equal to the rights of Voting Common Stock, except that holders of Non-Voting Common Stock will not be entitled to any voting rights regarding matters presented to the shareholders for a vote. Holders of Non-Voting Common Stock: (i) have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors; (ii) are entitled to share ratably in all the assets of the Company available for distributions to holders of the Common Stock upon liquidation, dissolution, or winding up of the affairs of the Company; and (iii) do not have preemptive, subscription, or conversion rights.

## What it means to be a minority holder

As a minority holder of shares of the Company's Nonvoting Common Stock, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs

only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $700,000.00
  **Number of Securities Sold:** 1,842,105
  **Use of proceeds:** Research and Development, Intellectual Property and Working Capital
  **Date:** December 22, 2017
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $1,274,340.00
  **Number of Securities Sold:** 3,353,527
  **Use of proceeds:** Product development, design enhancement, capital equipment, production, marketing, legal.
  **Date:** December 31, 2018
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $110,000.00
  **Number of Securities Sold:** 275,000
  **Use of proceeds:** General business purposes
  **Date:** December 31, 2019
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $115,000.00
  **Number of Securities Sold:** 287,500
  **Use of proceeds:** Working capital
  **Date:** February 25, 2021
  **Offering exemption relied upon:** 506(b)

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $147,042.00
  **Number of Securities Sold:** 596,080
  **Use of proceeds:** Proceeds used to fund the general operations.
  **Date:** December 15, 2020
  **Offering exemption relied upon:** 506(b)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**Circumstances which led to the performance of financial statements:**

Sales have increased from 2020 to 2021. We purchased our prior manufacturing facility, and we built a new 20,000 square foot manufacturing facility. This includes vertical integration through capital equipment. We have continued to build our manufacturing team including a new production team leader as well as a purchasing manager. We have added a lean manufacturing system, known as Kanban. Camp365, like a lot of other manufacturers, has been dealing with supply chain issues forcing us to vertically integrate faster than desired. There have been significant supply chain issues that have prohibited us from reaching a break-even point than originally expected.

Revenue- Specifically, revenue increased from $744,593 in 2020 to $879,322 in 2021. The company experienced an 18% growth rate in 2021, which was substantially less than what we predicted. The short fall on our revenue growth was substantially

impacted by supply chain issues like all other manufacturers.

Cost of Revenue- Our margins declined in 2021 due to our inability to acquire reasonably priced materials from our suppliers. This was principally due to the supply chain issues being experienced by our key vendors. Our approach to this problem moving forward is to vertically integrate our manufacturing processes. We are well underway of implementing these supply chain opportunities in 2022. The impact of vertical integration will allow us to manufacture our camper units at a much lower cost and we will be in complete control of fabricating our parts when we need them. These changes will put us in a position to have the parts well ahead of the demand. We have completed a yearlong research and development effort with significant design modifications reducing the cost of the bill of materials and a new Camp365 model line.

The vertical integration will also offset a significant price increase of our vendor parts.

**Historical results and cash flows:**

In 2018 the company had $88,000 in sales, since moving to Iowa the company has done $2,126,414 in sales through 2021 while dealing with a global pandemic and supply chain issues.

The company has continued to explore its sales model. The majority of the sales in 2021 were in a direct sales model to consumers. The RV industry continues to have extremely long delivery cycles. Consumer demand for RV units is greatly outpacing the supply of available campers.

We bought our existing building in 2021 which is currently our fabrication facility. We moved into our new manufacturing facility in September of 2021. The addition of the new building will give us substantially more manufacturing capacity to meet demand.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

We will utilize cash in the bank $125,635, we plan to receive an additional $150,000 on or around May 3, 2021, from loan proceeds from an electrical coop that we have previously loaned money from. We will receive our next raise disbursement from StartEngine within 14 days and we have payments from customers for campers sold arriving on a weekly basis. We also have received interest from two southern Iowa Co-ops for additional loans that could generate another $300,000. We are in the process of applying for an SBA loan of $2,000,000. We have been informed by the preferred SBA lender that they can complete this transaction within the next 30 days.

New funding in 2022 will be comprised of raising $1,000,000 through Start Engine, $500,000 or more through customer deposits, additional sales revenue through

increased production, and $1,500,000 through a SBA 7A loan.

Cash on hand as of today:$80,000

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

We have raised $259,000 through StartEngine this far and we will receive $150,000 through a co-op loan in early May. We are also in pursuit of an additional SBA 7A loan that will inject another $2,000,000 of working capital into the company. These infusions will allow us to be adequately capitalized for the next 2-3 years.

As stated above, the Start Engine capital raise will continue to expand. We have now raised $1,070,000 in our first capital raise. Our second capital raise will be a minimum of $930,000 in 2022. Recently completing an audit of our 2021 financial statements we now have an ability to raise $5,000,000 through Start Engine.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

We expect to raise approximately $3,150,000 through various sources within the next 2-3 months. We view the funds raised through this campaign to be vital to the overall capitalization of the company.

The second phase of fund raising through Start Engine is a key component of our 2022 capital raise, as stated above.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

It is estimated that the Company will be able to operate for another 6 months without additional funding and indefinitely with a successful equity raise in conjuction with additional debt financing.

The collection of funds mentioned above will sustain the growth of the company for several years.

**How long will you be able to operate the company if you raise your maximum funding goal?**

We believe that raising $1,000,000 through this campaign will allow us to operate in a sufficient manner for at least one year. The addition of the $150,000 loan that we will receive next week also gives us more capital to fund future operations. The SBA 7A

loan will allow us to greatly enhance our growth curve.

The collection of funds mentioned above will sustain the growth of the company for several years.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

As described above, we have been approved for the $150,000 loan that we will receive next week. The SBA proceeds are expected to be received in approximately one month.

The additional capital raised, as mentioned above, will sustain us for a significant period. We expect 2022 to be a year of significant sales growth by the company as we progress to exceed $50,000,000 in revenue during the next 3 calendar years. Our new vertical integration, reduction in product costs, and explosive growth will allow us to self-fund well beyond what we accomplish in 2022. We think it is entirely feasible to be fully funded for the future by the end of 2022.

## Indebtedness

- **Creditor:** Metropolitan Services Credit Union
  **Amount Owed:** $36,000.00
  **Interest Rate:** 6.0%
  **Maturity Date:** September 30, 2022

- **Creditor:** Community 1st Credit Union SBA Line of Credit 8
  **Amount Owed:** $220,000.00
  **Interest Rate:** 5.25%
  **Maturity Date:** June 27, 2021
  Commercial line of credit #8 with a maximum borrowing of $220,000 dated June 2020, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

- **Creditor:** Community 1st Credit Union SBA Export Line of Credit 9
  **Amount Owed:** $500,000.00
  **Interest Rate:** 5.25%
  **Maturity Date:** November 05, 2021
  Commercial line of credit #9 with a maximum borrowing of $500,000 dated June 2020, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

- **Creditor:** PPP Loan - SBA
  **Amount Owed:** $156,600.00
  **Interest Rate:** 1.0%

**Maturity Date:** February 01, 2026
The Company received a second round PPP loan of $160,000. The loan carries 1% interest and is due five years from the initial funding date. The loan is also eligible for forgiveness.

- **Creditor:** COOP 1
**Amount Owed:** $144,465.00
**Interest Rate:** 5.25%
**Maturity Date:** January 14, 2029

- **Creditor:** Regional Economic Development Authority ( REDI)
**Amount Owed:** $104,547.00
**Interest Rate:** 5.25%
**Maturity Date:** April 15, 2024

- **Creditor:** COOP 3
**Amount Owed:** $150,262.00
**Interest Rate:** 5.25%
**Maturity Date:** January 01, 2029

- **Creditor:** Iowa Economic Development Authority
**Amount Owed:** $474,999.00
**Interest Rate:** 0.0%
**Maturity Date:** May 01, 2024
This loan is forgivable up to $250,000 based on building a building and hiring a certain amount of new staff members. The new building is under construction and we will begin producing campers in this building in April 2021. We fully expect to achieve the new hires quote within the next two years.

- **Creditor:** Kevin McGregor, ET AL
**Amount Owed:** $130,084.00
**Interest Rate:** 12.0%

- **Creditor:** Accounts Payable
**Amount Owed:** $523,338.00
**Interest Rate:** 0.0%

- **Creditor:** Customer Deposits
**Amount Owed:** $363,000.00
**Interest Rate:** 0.0%

- **Creditor:** SBA real estate loan
**Amount Owed:** $310,714.00
**Interest Rate:** 5.25%
**Maturity Date:** January 30, 2041

- **Creditor:** Financing costs, net
  **Amount Owed:** $-59,398.00
  **Interest Rate:** 0.0%
  **Maturity Date:** December 31, 2021

- **Creditor:** Regional Economic Development Authority (REDI)
  **Amount Owed:** $250,000.00
  **Interest Rate:** 5.25%
  **Maturity Date:** February 01, 2022

- **Creditor:** Community 1st Credit Union Commercial SBA Line of Credit 4
  **Amount Owed:** $350,000.00
  **Interest Rate:** 6.0%
  **Maturity Date:** August 10, 2021
  Commerciallineofcredit#4withamaximumborrowingof$350,000datedOctober2019, due October 2020 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 6%, secured by the SBA.

## Related Party Transactions

- **Name of Entity:** Kevin McGregor
  **Relationship to Company:** Director
  **Nature / amount of interest in the transaction:** Loans from an individual who is a Founder, Officer, and Director. The balance due as of 12/31/20 was $130,083.
  **Material Terms:** As of March 1, 2021, Kevin McGregor has made unsecured loans to the Company in the amount of $100,000 with accrued unpaid interest thereon of approximately $11,000. The Company has issued a note to Mr. McGregor for these amounts. The note accrues interest at the rate of 12% and is due and payable upon demand. Mr. McGregor is the Company's founder, CEO, CFO and a director. He holds approximately 50% of the Company's outstanding voting shares.

## Valuation

**Pre-Money Valuation:** $20,695,091.00

**Valuation Details:**

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock; and

(ii) all outstanding options, warrants, and other securities, if any, with a right to

acquire shares are exercised.

The pre-money valuation does not take into account 1,258,405 shares of voting and non-voting common stock reserved but unissued under the 2017 Stock Option and Compensation Plan.

<u>Valuation Basis</u>

We base our valuation on the present value of our future projected EBITDA. Within the RV industry, multiples used to determine company valuations for sales of RV manufacturers over the past 11 years range from 7x to 14x EBITDA. We multiplied our 2022 projected EBITDA by seven and then reduced this amount by discounting for the time value of money, nonvoting shares, minority interest, and lack of marketability of shares.

Dividing the valuation by the number of fully-diluted outstanding voting & nonvoting common shares results in a per-share price of $0.65. We are offering nonvoting common shares at a price of $0.65/share.

*The Company set its valuation internally, without a formal-third party independent evaluation.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Includes labor, overhead, utilities, etc.

If we raise the over allotment amount of $2,499,999.45, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  38.0%
  Working Capital: Includes all labor, hiring, overhead, utilities and safety to build the Camp365 campers and general company expenses. Raw Material / Inventory: Purchase all aluminum, steel, axels, wheels, walls, doors, windows, floors, fabric, handles, hinges and all components required to build the Camp365 campers. Sales and Marketing: Travel and related costs to meet with, sign up and support a nationwide network of dealers. Includes website, tradeshows, dealer relations, advertising and press releases.

- *Raw Material and Inventory*
  38.0%
  Purchase all aluminum, steel, axels, wheels, walls, doors, windows, floors, fabric, handles, hinges and all components required to build the Camp365 campers.

- *Sales and Marketing*
  20.5%
  Travel and related costs to meet with, sign up and support a nationwide network of dealers. Includes website, tradeshows, dealer relations, advertising and press releases.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.camp365.com (https://camp365.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at:
www.startengine.com/camp365

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR AWOL Outdoors, Inc d/b/a Camp365

*[See attached]*

# AWOL OUTDOORS, INC.

## FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2021 AND 2020

*(Audited)*

*(Expressed in United States Dollars)*

## INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To the Board of Directors
AWOL Outdoors, Inc.
Ventura, California

**Opinion**

We have audited the financial statements of AWOL Outdoors, Inc. which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of AWOL Outdoors, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of AWOL Outdoors, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about AWOL Outdoors, Inc.'s ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of GoSun, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about AWOL Outdoors, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 28, 2022
Los Angeles, California

AWOL OUTDOORS INC.
BALANCE SHEETS

| As of December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **ASSETS** | | | | |
| Current Assets: | | | | |
| Cash and cash equivalents | $ | 17,323 | $ | 31,385 |
| Inventories | | 641,920 | | 550,306 |
| Escrow receivable | | 55,270 | | - |
| **Total current assets** | | **714,513** | | **581,691** |
| | | | | |
| Property and equipment, net | | 1,111,141 | | 438,153 |
| Intangible assets, net | | 50,610 | | 54,376 |
| **Total assets** | **$** | **1,876,264** | **$** | **1,074,220** |
| | | | | |
| **LIABILITIES AND MEMBERS' EQUITY** | | | | |
| Current Liabilities: | | | | |
| Accounts payable | $ | 725,197 | $ | 558,997 |
| Accrued expenses | | 24,160 | | 8,926 |
| Deferred revenue | | 420,775 | | 392,933 |
| Shareholder loans | | 311,944 | | 130,084 |
| Current portion of loans | | 1,181,891 | | 436,234 |
| Line of credit | | 1,706,881 | | 1,106,000 |
| **Total current liabilities** | | **4,370,848** | | **2,633,174** |
| | | | | |
| Notes payable, net | | 842,121 | | 845,948 |
| **Total liabilities** | | **5,212,969** | | **3,479,122** |
| | | | | |
| **STOCKHOLDERS' EQUITY** | | | | |
| Common stock | | 29,841 | | 27,699 |
| Additional paid in capital | | 3,652,178 | | 2,358,770 |
| Accumulated deficit | | (7,018,723) | | (4,791,371) |
| **Total stockholders' equity** | | **(3,336,704)** | | **(2,404,902)** |
| | | | | |
| **Total liabilities and stockholders' equity** | **$** | **1,876,265** | **$** | **1,074,220** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| (USD $ in Dollars) | | |
| Net revenue | $ 879,322 | $ 744,593 |
| Cost of goods sold | 1,673,565 | 1,016,945 |
| Gross profit (loss) | (794,243) | (272,351) |
| | | |
| Operating expenses | | |
| General and administrative | 1,408,537 | 884,253 |
| Research and development | 2,061 | 83,500 |
| Sales and marketing | 202,441 | 19,132 |
| Total operating expenses | 1,613,039 | 986,885 |
| | | |
| Operating loss | (2,407,282) | (1,259,236) |
| | | |
| Interest expense | 138,367 | 83,953 |
| Other income | (318,298) | (10,540) |
| Loss before provision for income taxes | (2,227,352) | (1,332,649) |
| Provision/(benefit) for income taxes | - | - |
| **Net Loss** | **$ (2,227,352)** | **$ (1,332,649)** |

*See accompanying notes to financial statements.*

AWOL OUTDOORS INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

**For Fiscal Year Ended December 31, 2021 and 2020**

| | Common Stock | | | | | Total |
|---|---|---|---|---|---|---|
| (in $US) | Voting Shares | Non-Voting Shares | Amount | Additional paid in capital | Accumulated Deficit | Stockholders' Equity (Deficit) |
| **Balance—December 31, 2019** | **27,172,684** | **526,236** | **$ 27,699** | **$ 2,211,728** | **$ (3,458,722)** | **$ (1,219,295)** |
| Stock-based compensation | - | - | - | 147,042 | - | 147,042 |
| Net loss | - | - | - | - | (1,332,649) | (1,332,649) |
| **Balance—December 31, 2020** | **27,172,684** | **526,236** | **27,699** | **2,358,770** | **(4,791,371)** | **(2,404,902)** |
| Issuance of common stock for cash, net of issuance costs | 537,500 | 1,222,019 | 1,760 | 967,479 | - | 969,239 |
| Issuance of common stock for services | - | 328,705 | 329 | 172,353 | - | 172,682 |
| Exercise of options | | 53,925 | 54 | 11,294 | - | 11,348 |
| Stock-based compensation | - | - | - | 142,281 | - | 142,281 |
| Net loss | - | - | - | - | (2,227,352) | (2,227,352) |
| **Balance—December 31, 2021** | **27,710,184** | **2,130,885** | **$ 29,841** | **$ 3,652,178** | **$ (7,018,723)** | **$ (3,336,704)** |

*See accompanying notes to financial statements.*

| For Fiscal Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| (USD $ in Dollars) | | | | |
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | | | |
| Net loss | $ | (2,227,352) | $ | (1,332,649) |
| *Adjustments to reconcile net loss to net cash used in operating activities:* | | | | |
| Depreciation and amortization | | 153,800 | | 51,688 |
| Amortization of debt discount | | 14,894 | | 14,580 |
| Stock-based compensation | | 142,281 | | 147,042 |
| Issuance of common stock for services | | 172,682 | | - |
| Other income - PPP forgiveness | | (156,600) | | - |
| Changes in operating assets and liabilities: | | | | |
| Inventories | | (91,615) | | (192,511) |
| Escrow receivable | | (55,270) | | |
| Security deposits | | - | | 5,550 |
| Accounts payable | | 166,201 | | 325,553 |
| Accrued expenses | | 15,234 | | 3,317 |
| Deferred revenue | | 27,842 | | 342,933 |
| **Net cash used in operating activities** | | **(1,837,903)** | | **(634,498)** |
| | | | | |
| **CASH FLOW FROM INVESTING ACTIVITIES** | | | | |
| Purchase of property and equipment | | (454,463) | | (338,872) |
| Purchase of intangible assets | | (14,149) | | (8,159) |
| **Net cash used in investing activities** | | **(468,612)** | | **(347,031)** |
| | | | | |
| **CASH FLOW FROM FINANCING ACTIVITIES** | | | | |
| Net proceeds from line of credit | | 222,455 | | 434,129 |
| Proceeds from notes payable | | 943,736 | | 426,313 |
| Payments on note payable | | (36,184) | | (19,550) |
| Net proceeds of shareholder loans | | 181,860 | | 83,899 |
| Net proceeds from issuance of common stock | | 969,239 | | - |
| Exercise of stock options | | 11,348 | | - |
| **Net cash provided by financing activities** | | **2,292,453** | | **924,791** |
| | | | | |
| Change in cash | | (14,062) | | (56,737) |
| Cash—beginning of year | | 31,385 | | 88,122 |
| **Cash—end of year** | **$** | **17,323** | **$** | **31,385** |
| | | | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | | | |
| Cash paid during the year for interest | $ | 123,473 | $ | 69,374 |
| Cash paid during the year for income taxes | $ | - | $ | - |
| | | | | |
| **OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES** | | | | |
| Purchase of property and equipment with notes payable | $ | - | $ | - |

*See accompanying notes to financial statements.*

## 1. NATURE OF OPERATIONS

AWOL Outdoors Inc. DBA Camp365 was incorporated in 2009, in the state of Wisconsin. The financial statements of AWOL Outdoors Inc. DBA Camp365 (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Eden Prairie, Minnesota.

The Company has developed a patented ultra-lightweight folding camper trailer. The Company's technologies allow a single person to set up the Camp365 camper trailer in minutes on a variety of types of terrain. The Company is positioning their camper as unique in the industry due to the compact size and weight when collapsed, which transforms into a cabin that sleeps six and is large enough for adults to comfortably stand when set up. The Company has completed its prototype, has set up a larger manufacturing facility in Iowa and is in the process of limited production while it seeks additional investment as it works to scale up its operations. The Company started shipping campers from the Iowa manufacturing facility during 2020 to camper and recreational vehicle dealers throughout the United States of America. The Company presently offers exclusive dealer agreements based on dealer locations and primarily sells direct to customers, from their facility, in areas without a current dealer agreement.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Basis of Presentation**

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

**Use of Estimates**

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

**Accounts Receivable and Allowance for Doubtful Accounts**

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement.

**Inventories**

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and parts to manufacture camper trailers which are determined using a FIFO method.

**Property and Equipment**

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

| Category | Useful Life |
|---|---|
| Building cost | 27.5 years |
| Leasehold & property improvements | Lesser of 15 years or lease term |
| Equipment | 5-7 years |

**Impairment of Long-lived Assets**

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

**Intangible Assets**

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years.

**Income Taxes**

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company

records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

*Concentration of Credit Risk*

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

**Revenue Recognition**

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue as the performance obligation is satisfied

The Company recognizes revenue from the sale of its camper trailers models when the product has been delivered to the customer and the Company has satisfied its performance obligation. The Company records deferred revenue for any customer deposits received but the model has not yet been delivered. As of December 31, 2021 and 2020, the Company had deferred revenue of $420,775 and $392,933, respectively.

**Cost of Goods Sold**

Costs of goods sold include the cost of materials, cost of labor, and overhead.

**Advertising and Promotion**

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and 2020 amounted to $14,226 and $58,164, which is included in sales and marketing expenses.

**Research and Development Costs**

Costs incurred in the research and development of the Company's products are expensed as incurred.

**Stock-Based Compensation**

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

**Fair Value of Financial Instruments**

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

***Level 1***—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

***Level 2***—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

***Level 3***—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

**Subsequent Events**

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 28, 2022, which is the date the financial statements were issued.

**Recently Issued and Adopted Accounting Pronouncements**

In February 2020, FASB issued ASU No. 2020-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2020-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after

December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2020, FASB amended ASU No. 2020-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, amendments to existing accounting guidance were issued through Accounting Standards Update 2020-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

## 3. INVENTORY

Inventory consists of finished camper trailers, as well as related parts and raw materials used to make the trailers. As of December 31, 2021 and 2020, inventory was $641,920 and $550,306, respectively.

## 4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and, 2020, property and equipment consists of:

| **As of December 31,** | **2021** | **2020** |
|---|---|---|
| Building and leasehold improvements | $ 1,001,958 | $ 270,987 |
| Machiney & equipment | 342,487 | 264,586 |
| Land | 51,962 | 51,962 |
| **Property and equipment, at cost** | 1,396,407 | 587,535 |
| Less: Accumulated depreciation | (285,266) | (149,382) |
| **Property and equipment, net** | **$ 1,111,141** | **$ 438,153** |

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $90,243 and $40,104, respectively.

## 5. INTANGIBLE ASSETS

As of December 31, 2021 and 2020, intangible assets consist of:

| As of December 31, | 2021 | 2020 |
|---|---|---|
| Patents | $ 96,414 | $ 82,264 |
| **Intangible assets, at cost** | 96,414 | 82,264 |
| Less: Accumulated amortization | (18,535) | (13,492) |
| **Intangible asset, net** | **$ 77,879** | **$ 68,773** |

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2021 and 2020 were $17,916 and $ $5,023, respectively.

The following table summarizes the estimated amortization expenses relating to the Company's intangible assets as of December 31, 2021:

| Period | Amortization Expense |
|---|---|
| 2022 | $ 5,043 |
| 2023 | 5,043 |
| 2024 | 5,043 |
| 2025 | 5,043 |
| Thereafter | 57,707 |
| **Total** | **$ 77,879** |

## 6. CAPITALIZATION AND EQUITY TRANSACTIONS

**Common Stock**

The Company is authorized to issue 35,000,000 shares of voting shares and 5,000,000 of non-voting shares. As of December 31, 2021, 27,710,184 voting shares and 2,130,885 non-voting shares have been issued and are outstanding.

In 2021, the Company issued 537,500 voting shares and 1,222,019 non-voting shares for net proceeds of $969,239 pursuant to Regulation CF and D offerings.

In 2021, the Company 328,705 non-voting shares for services with a fair value of $172,682.

## 7. WARRANTS

During fiscal years 2017 and 2018, the Company issued warrants to acquire voting and non-voting Common Stock in conjunction with bridge loan financing and fee deferral. On December 31, 2021, warrant holders have warrants to

acquire 300,000 shares of nonvoting Common Stock and 658,552 shares of voting Common Stock at $.38 per share, through the expiration date in 2027 and 2028, respectively.

During fiscal year 2020, the Company issued 70,000 voting share warrants and 437,500 nonvoting share warrants as a form of compensation and in connection with customer camper deals. The warrants have $.40 per share exercise price and they generally expire in ten years.

In 2021, the Company issued 400,000 voting share warrants and 187,500 non-voting stock warrants as a form of compensation and in connection with customer camper deals. The warrants have $.40 per share exercise price and they generally expire in ten years.

As of December 31, 2021, there are 1,128,582 voting share warrants and 900,000 nonvoting shares warrants outstanding.

## 8. SHAREBASED COMPENSATION

The Company's Board of Directors has granted nonqualified incentive stock options to key employees, contractors, and advisors throughout its development stage. The options have exercise prices that range from $0.00375 per share to $0.40 per share and had no intrinsic value at the time of issuance as the exercise price was equal to the per-share fair market value of the Company estimated by management and used for stock issuances at the time. Options are generally exercisable as they vest and expire five to ten years after issuance. Certain options vested immediately while others relate to achievement of milestones in product development or sales.

The Company's Board of Directors has also granted nonstatutory stock options under a stock option plan adopted during the year ended December 31, 2017. This plan authorizes the grant of options to acquire up to 1,000,000 shares of voting Common Stock and 750,000 shares of nonvoting Common Stock. Options are generally exercisable as they vest and expire ten years after issuance.

Certain options are exercisable prior to vesting, however if the service provider's services are terminated prior to vesting, any shares of Common Stock outstanding under the early exercise feature are subject to the Company's option to buy the shares back at the option exercise price.

The fair value of the options granted during the year ended December 31, 2020, were estimated at the grant date using the Black-Scholes pricing model which included a volatility estimate of 40%, an estimated risk-free rate of return of 2.91%, and no intrinsic value as all options were issued at the stock price that was in effect at the date of issuance. A summary of the Company's stock options activity and related information is as follows:

| | Number of Awards | Weighted Average Exercise Price | | Weighted Average Contract Term |
|---|---|---|---|---|
| **Outstanding at December 31, 2019** | 1,010,500 | $ | - | 5.46 |
| Granted | 375,000 | $ | 0.40 | |
| Exercised | - | $ | - | |
| Expired /Cancelled | - | $ | - | |
| **Outstanding at December 31, 2020** | 1,385,500 | $ | 0.19 | 5.46 |
| Granted | - | | - | - |
| Exercised | (53,925) | $ | 0.03 | - |
| Expired /Cancelled | - | | - | - |
| **Outstanding at December 31, 2021** | 1,331,575 | $ | 0.19 | 4.46 |
| | | | | |
| Exerciseable at December 31, 2021 | 1,131,575 | $ | 0.15 | 3.85 |

Stock-based compensation expenses amounted to $22,715 and $35,729 for fiscal years ended December 31, 2021 and 2020. The unrecognized expenses amount to $26,932 as of December 31, 2021.

## 9. DEBT

**Line of Credit**

The outstanding balances on the lines of credit on December 31, 2021 and 2020 are as follows:

| As of Year Ended December 31, | | 2021 | | 2020 |
|---|---|---|---|---|
| Metropolitan Services Credit Union | | 29,714 | $ | 36,000 |
| Community 1st Credit Union Commercial SBA Line of Credit 4 | | - | | 350,000 |
| Community 1st Credit Union SBA Line of Credit 8 | | 219,968 | | 220,000 |
| Community 1st Credit Union SBA Export Line of Credit 9 | | 500,000 | | 500,000 |
| Community 1st Credit Union SBA Export Line of Credit 11 | | 250,000 | | - |
| Community 1st Credit Union SBA Export Line of Credit 14 | | 350,000 | | - |
| Community 1st Credit Union SBA Export Line of Credit 15 | | 107,199 | | - |
| Community 1st Credit Union SBA Export Line of Credit 16 | | 250,000 | | - |
| **Line of Credit** | **$** | **1,706,881** | **$** | **1,106,000** |

The Company has a line of credit with Metropolitan Services Credit Union that allows the maximum borrowing of $38,000 under a five-year term ending in September 2022. The line bears interest at a fixed rate of 6% and is guaranteed by a stockholder of the Company.

In conjunction with the Economic Development Assistance Contract with the Iowa Economic Development Authority (IEDA) the Company entered into agreements with Community 1st Credit Union for several lines of credit during the year ending December 31, 2021 and 2020, as follows:

Commercial line of credit #8 with a maximum borrowing of $220,000 dated June 2021, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

Commercial line of credit #9 with a maximum borrowing of $500,000 dated June 2021, due June 2021 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 1.00%, initially 5.25%.

Commercial line of credit #11 with a maximum borrowing of $250,000 dated January 2021, due January 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

Commercial line of credit #14 with a maximum borrowing of $350,000 dated September 2021, due September 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

Commercial line of credit #15 with a maximum borrowing of $120,000 dated October 2021, due October 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

Commercial line of credit #16 with a maximum borrowing of $250,000 dated October 2021, due October 2022 with interest paid monthly at a variable rate based on the WSJ Prime rate plus 2.00%, initially 5.25%.

A shareholder of the Company guarantees the lines of credit.

**Notes Payable**

As of December 31, 2021, and 2020, the notes payable balance consist of:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Forgiveable loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA), forgiven over 60 months if the Company completes and maintains the Project Performance Obligations as specified under the High Quality Jobs Program through IEDA | $ 250,000 | $ 250,000 |
| Loan payable to Community 1st Credit Union with the Iowa Economic Development Authority (IEDA) bearing interest at 0%, due in monthly installments of $4,167 through August 2024. The Loan is under the High Quality Jobs Program through IEDA and has specific terms and conditions | 224,999 | 224,999 |
| Note payable to Southern Iowa Electric Cooperative (SIEC) bearing interest at 5.25%, due in monthly installments of $1,727 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes. | 125,915 | 144,466 |
| Note payable to Chariton Valley Electric Cooperative (CVEC) bearing interest at 5.25%, due in monthly installments of $1,718 including interest through January 2029. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes. | 122,729 | 150,263 |
| Note payable to Chariton Valley Electric Cooperative (CVEC) bearing interest at 3.3%, due in monthly installments of $412.50 including interest through June 2022, the date the Company closes on additional financing with the SBA, or the date the Company was denied for SBA financing, whichever is sooner. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes. | 150,000 | - |
| Note payable to Regional Economic Development Investments, Inc. (REDI) bearing interest at 5.25%, due in monthly installments of $2,848 including interest through December 2023. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes. | 86,632 | 104,547 |
| Note payable to Regional Economic Development Investments, Inc. (REDI) bearing interest at 5.25%, due in monthly installments of $2,412 including interest through January 2031. Secured by substantially all assets of the Company; subordinate to the Community 1st Credit Union notes. | 230,073 | - |
| Note payable to Community 1st Credit Union in the amount of $310,714 bearing an interest rate of 5.25%. The loan originally matured in December 2021, and then was raised to $680,000 principal prior to that date and presently matures in May 2022. | 680,000 | 310,714 |
| Note payable to Community 1st Credit Union in the amount of $197,402 bearing an interest rate of 5.25%. The loan matures April 2022. | 197,402 | - |
| In April 2020, the Company received a Paycheck Protection Program (PPP) loan as established by the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) and administered by the Small Business Administration (SBA) of $156,600. The program provided small businesses with funds to pay up to 8 or 24 weeks of payroll and other costs. The loan is subjected to forgivenss, which the Company has received during fiscal year 2021. | - | 156,600 |
| Sub-total | 2,067,750 | 1,341,589 |
| Less: Unamortized Debt Issuance Costs | (43,739) | (59,406) |
| Total Debt | 2,024,011 | 1,282,183 |
| Less: Current Maturities | (1,181,891) | (436,234) |
| **Net Long-Term Portion** | **$ 842,121** | **$ 845,948** |

The following are the future maturities as of December 31, 2021:

| As of Year Ended December 31, 2021 | | |
|---|---|---|
| 2022 | $ | 438,057 |
| 2023 | | 90,655 |
| 2024 | | 90,655 |
| 2025 | | 90,655 |
| 2026 | | 315,634 |
| Thereafter | | 1,042,094 |
| **Total** | **$** | **2,067,750** |

**Shareholder Loans**

Several shareholders advanced money to the Company as unsecured demand notes at 0% interest during the startup years. Portions of these notes were contributed to capital in exchange for Common Stock under the terms of a subscription agreement. On December 31, 2021, and 2020, the balance on these notes was $311,944 and $130,084. Since the loans can be repaid at any time, the loan is classified as current.

## 10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and 2020 consists of the following:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (601,385) | $ (354,673) |
| Valuation Allowance | 601,385 | 354,673 |
| **Net Provision for income tax** | $ - | $ - |

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021 and 2020 are as follows:

| As of Year Ended December 31, | 2021 | 2020 |
|---|---|---|
| Net Operating Loss | $ (1,816,652) | $ (1,215,267) |
| Valuation Allowance | 1,816,652 | 1,215,267 |
| **Total Deferred Tax Asset** | $ - | $ - |

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

On December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $6,728,339. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net

operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021 and 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

## 11. RELATED PARTY

Several shareholders advanced money to the Company as unsecured demand notes at 0% interest during the startup years. Portions of these notes were contributed to capital in exchange for Common Stock under the terms of a subscription agreement. On December 31, 2021, and December 31, 2020, the balance on these notes was $311,944 and $130,084. Since the loans can be repaid at any time and the loan is classified as current.

## 12. COMMITMENTS AND CONTINGENCIES

**Operating Leases**

The Company enters various operating leases for facilities. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021 are as follows:

| Year | | Obligation |
|---|---|---|
| 2022 | $ | 44,733 |
| 2023 | | 46,074 |
| 2024 | | 31,400 |
| **Total future minimum operating lease payments** | **$** | **122,207** |

Rent expenses were in the amount of $65,597 as of December 31, 2021 and 2020, respectively.

**Contingencies**

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

**Litigation and Claims**

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

## 13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through April 28, 2022, which is the date the financial statements were available to be issued.

In 2022, the Company entered into additional loans totaling approximately $668,000.

In 2022, the Company has received net proceeds of $128,637 from pursuant to its Regulation CF offering.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

## 14. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $2,227,352, an operating cash flow loss of $1,837,903, and liquid assets in cash of $17,323, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Camp365

The camper that goes everywhere!


CAMP365
the camper that goes anywhere!
Closing in 1 day

Website | Eden Prairie, MN | CONSUMER PRODUCTS | DESIGN

Camp365 designs and manufactures a new type of compact, towable camper that is allowing more people to enjoy camping and outdoor recreation without changing their everyday lifestyle. Our aerodynamic, ultra-lightweight camper can be towed by almost any car or UTV, while the compact design allows it to be easily stowed in a garage.

**$1,069,575** raised

| | |
|---|---|
| 1,298 Investors | $20.7M Valuation |
| $0.65 Price per Share | $237.25 Min. Investment |
| Common Shares Offered | Equity Offering Type |
| $2.5M Offering Max | 1 Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

*This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.*

## Reasons to Invest

- Growing category in a huge market - Global RV and camper retail revenues totaled approximately $42 billion in revenue in 2019 with a projected CAGR (Compounded Annual Growth Rate) of 7% through 2025, and the greatest growth in lightweight and ultra-lightweight towable products.
- Disruptive product with strong growth - We have seen 9X revenue growth between 2018 & 2020 And just broke ground on a third manufacturing facility
- Impressive IP Portfolio - Our proprietary design has been awarded 10 separate US and Canadian patents with other US & foreign patents pending

## "The cabin that goes everywhere."


CAMP365

## Rewards

Get rewarded for investing more into Camp365:

**$237+** Investment

### StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus. For details on the bonus, please see the Offering Summary section below

**$500+** Investment

### Backyard Camping

Invest $500 and receive additional 3% Bonus Shares + one raffle entry to win a free Camp365 + a reservation discount of $250 on a New Model Camp365.

**$1,000+** Investment

### Weekend Getaway

Invest $1,000 and receive additional 7% Bonus Shares + two raffle entries to win a free Camp365 + a reservation discount of $500 on a New Model Camp365.

**$2,500+** Investment

### Road Trip

Invest $2,500 and receive additional 10% Bonus Shares + five raffle entries to win a free Camp365 + a reservation discount of $1,250 on a New Model Camp365.

$5,000+

**Investment**

### Cross Country Trip

Invest $5,000 and receive additional 15% Bonus Shares + ten raffle entries to win a free Camp365 + a reservation discount of $2,500 on a New Model Camp365.

$10,000+

**Investment**

### Camper Life

Invest $10,000 and receive additional 20% Bonus Shares + twenty raffle entries to win a free Camp365 + a reservation discount of $5,000 on a New Model Camp365.

THE PROBLEM

## Most campers are not designed with the customer in mind

The market for towable campers is filled with bulky, heavy cabins that require large, gas-guzzling vehicles to lug them around while traditional "boxy" designs and heavy drag further reduce fuel efficiency and vehicle range. Wide profiles and wheelbases restrict many campers to highway-only access and limited storage options. And outdated designs and materials limit product seasonality and lifespan.



Many traditional towable campers are hard to set up, level, and takedown, or only offer small, uncomfortable sleeping quarters and limited headroom.

While tents provide easy transport and storage, they lack stability and security, and limited material technology restricts their use to flat, open terrain and warm weather-only camping.

THE SOLUTION

## Camp365 was designed with the needs of the modern camper at its core



We're disrupting the RV market with an ultra-lightweight camper that expands from a 4' wide by 6' 8" high box into a 96-foot square living space large enough for a family of 6. While most campers require large, gas-guzzling vehicles to tow them around, Camp365 was designed with accessibility in mind. With a base dry weight less than 1,500 pounds (676 kg), all of our campers can be pulled by a vehicle with a standard trailer hitch, including everything from family sedans to electric cars or UTVs. Our patented, aerodynamic, ultra-lightweight design provides industry-leading fuel and battery efficiency for whatever vehicle the owner chooses.

| Camper Options | Towable with small vehicle or ATV | Storable in small shed or garage | Insulated & climate control for year round use | Standup headroom over 7 feet | 10 minute setup time on uneven terrain | Trail mode for 48" wide roads |
|---|---|---|---|---|---|---|
| RV Travel Trailer | | | ✓ | | | |
| Pop-Up | | | | | | |
| Teardrop | ✓ | ✓ | | | ✓ | |
| CAMP365 | ✓ | ✓ | ✓ | ✓ | ✓ | ✓ |

**The above information is based on internal research and management's experience.*

### Why Camp365?:

- **Store in Your Garage -** Save $1,000s per year
- **Easy Towing -** safely tow with your current vehicle...car, truck, or electric! No need to buy a new tow vehicle
- **Easy Leveling -** No campground? No problem! Set up almost anywhere in just minutes!
- **Built to Las**t **-** Camp365 is built in the USA with eco-friendly materials designed to not rot or mildew.
- **Lots of Room -** Camp365 can sleep up to 6 adults
- **Patented dual-layer air insulation -** allows owners to camp anywhere in comfort 365 days a year
- **Range of Equipment Options -** integrations from portable stoves, stainless steel sinks, hot showers, refrigerators, and even toilets.
- **Proprietary lift-assist -** Sets up in minutes, anywhere by anyone
- **Solar Ready** - Take your adventure "off the grid"
- **Sprawling Interior -** When opened, 12' by 8' base (3.65m by 2.43m) and a soaring 7' 6" tall (2.28 meters) provides an open, uncramped living space large enough for 6 adults.


AIRGAP




INTERIOR
CAMP365
Sleep Comfortably
Queen Bed
Twin Bed
Bunk Bed
Camp your way!
Camp365's 80" long folding beds can be configured as twins, a queen, and bunks. The sink and stove disconnect so you can use them inside or outside.
Stove
Sink
Full Kitchen
Marine Toilet
Fridge/Freezer Combo

The Patented adjustable wheelbase can be adjusted between 72 and 48-inch spans (183 cm to 122 cm), making it perfect for accessing off-road trails while still safe at highway speeds. Our easy-to-load Toy Rack attachment allows owners to tote bikes, kayaks, paddleboards, and other outdoor equipment alongside their Camp365. Optional ski attachments mean even snow and ice can be easily traversed. Lightweight materials and patented lift-assist allow Camp365 to be set up and taken down in just minutes, and a compact closed profile makes it simple to store in one-third of a standard garage stall.


CAMP365

We believe Camp365 will truly set a new standard for campers of the future.


"Noteworthy Intellectual Property"
Single and Dual layer canopy (Patented)
Dual use rear panel and camping table (Patent Pending)
Expandable axle (Patented)
Stabilizing Structure (Patented)
Assisted raising and lowering of platforms (Patent Pending)
Assisted raising and lowering of end walls (Patent Pending)
Folding platforms and end walls (Patented)
CAMP365
The cabin that goes everywhere

THE MARKET

## More Than $114B in Annual Camper/RV sales in the United States and Canada

Last year, the US RV market generated more than $114B in total revenue, with more than 78 million American households and 9.1 million Canadian households participating in some version of camping/RVing each year. As recreational vehicles and campers provide a reliable and private way to travel, it is considered one of the safest recreational activities during the coronavirus pandemic. As more people explore camping and outdoor recreation, we believe the post-lockdown period is likely to witness a continued rise in the number of first-time buyers.

Locally, 88% of RVs sold annually in the US are in the towable segment. 2019 marked the fourth-highest yearly unit sales on record, with RV and camper shipments totaling 410,283 units in the US alone. Of these, approximately 361,000 towable campers were sold, including 275,000 travel trailers.

In spite of two months of shut-down, 2020 saw 384,600 towable camper units sold with that number expected to rise 17.8% to 453,200 in 2021.[1]

*[1] Data from RVIA , KOA 2019 Camping Report, and Baird Equity Research, Consumer/Retail published January 25, 2019, November 30, 2020, and Statistica.com 2019*


Towable campers shipped in the US
361,000
384,600
453,200
2019
2020
2021
(projected)


Outdoor recreation market
2.2%
of American GDP
RV market
88%
of RVs are in towable segment

*RV Industry Association, June 2019 Report*

Camp365 is carving out new markets in the camper industry. We provide a unique, eco-friendly option that meets the needs of customers who want all-season access to the outdoors, but don't want to have to purchase a dedicated towing vehicle, rent or build storage space, or sacrifice fuel efficiency. With the rapid rise of electric and gas/electric hybrid vehicles, we believe Camp365 is uniquely positioned as one of few options that can be easily towed by EVs, PHEVs, and HEVs without significant loss of vehicle range.

Additional addressable markets include Emergency Preparedness & Response, Government and State Agencies, and Military.


OPS365
Treat patients anywhere from the city to off the grid.
Mobile Clinic
Compact design makes shipping multiple units easy.
Disaster Relief
Sets up in minutes, even in remote locations.
Mobile Command Center

**The above is a rendering of future products. The products are still currently under development.*

OUR TRACTION

## ALREADY ACTIVE IN MARKET. Over 9X revenue growth in the last 2 years!

We sold our first hand-built campers in 2018, seeing ~$90,000 in revenue. Just a year later, we had built a manufacturing plant in Iowa and saw our revenue grow to ~$503,000. Even with a rocky start to 2020, losing 12 weeks of manufacturing time due to the pandemic, we grew to over $850,000 in 2020.

With this recent traction, we've received a structured order from the largest RV dealer in California to deliver ~300 units over the next year - a deal worth approximately $6,000,000 - $7,000,000. We've received 1,440 sales inquiries from around the world via our website and social channels, and see this number grow every day. Due to our continued growth, we have just broken ground on our third location, a 20,000 square foot production facility in Albia, Iowa, USA.

Thanks to our top-tier innovation, we were recognized as a Top RV Debut 2020 by RV Business Magazine award for Top RV Debut 2020 by RV Business and awarded 10 separate US and Canadian patents.


RVBusiness
2020
TOP RV
DEBUT
CAMP365
CAMP365

WHAT WE DO

## Camp365 —Made in the USA; Engineered for the World

We believe more and more people are looking for safe inexpensive outdoor activities that allow social distancing and time away from the crowds.

Our focus on design and our features that make the camper feel like home has created a camper experience like none other. Our modular approach and range of interchangeable equipment options make our camper ready for all seasons and camping styles.

In addition to our state-of-the-art specs, we've worked hard to make it one of the most affordable options on the market., With retail price points between $17,995 and $24,995, financing options put ownership payments ranging from $175-$250 a month. Additionally, tow ability, easy storage, and improved fuel economy mean a lower cost of ownership for the average customer. The range and accessibility of Camp365 means customers are not tethered to the requirements and costs of traditional campgrounds.

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Click here to visit the page.

THE BUSINESS MODEL

## We already sell to independent RV Dealers in the US and Canada

We sell the revolutionary Camp365 cabin through a growing network of independent RV dealers across the United States and Canada.

We signed our first dealer in March of 2019 and additional dealers added in California and Colorado in 2020. We exported into Canada in December 2019, signing a dealer with 13 locations across the country.

In 2021, we plan to aggressively grow our dealer base, as well as pursue planned expansions into mobile emergency response and preparedness for government agencies, and other Strategic Partners. Camp365 also plans to expand its direct-to-consumer purchase and digital marketplace options for markets not served by dealers.


Independent RV dealerships
Current Sales Channel
Outdoor retailers
Current Sales Channel
Power sports and ATV dealers
Future/Anticipated Sales Channel

HOW WE ARE DIFFERENT

## An RV that goes wherever you do

Many traditional RVs are limited to where they can go, how they can be towed, where they can be stored when not in use, and what they can do.

Not Camp365.

Our camper was designed to remove the barriers that limit more families from enjoying quality time in the great outdoors. Camp365's engineers worked to create the perfect indoors for the outdoors.

After years of testing, we believe we have developed a product that can change the RV market as we know it.



THE VISION

## The RV industry will be forever changed

Once consumers get a taste of the adaptability and ease of our RVs, experienced RV'ers and newcomers alike will be hard-pressed to return to the days of bulky, expensive, gas-guzzling tow vehicles and uncomfortable campers.

sameessentialgreatargus
Click here to visit the page.

WHY INVEST

## Help reunite with nature

Our camper is built to help people reconnect with nature on their own terms. If you believe that access to nature and a return to our roots is the way forward, you can be a part of the Camp365 revolution.


CAMP365
The cabin that goes everywhere

OUR TEAM

## We couldn’t stand the inconvenience of RVs on the market, so we made our own

Our team is a unique mix of engineering geeks and avid outdoor enthusiasts, so we know the problems that millions of people face every year. With the combination of our backgrounds in engineering, product development, design, manufacturing, media, and business development, we believe our team truly has it all.

# Meet Our Team



## Kevin McGregor

Founder, Director & CEO

*A lifelong entrepreneur and the Company's visionary, Kevin founded One Tech Engineering in 1999 to provide professional engineering solutions around the country. Kevin enjoys starting companies, developing their business models, and creating inspiring and productive work environments. A graduate of the University of Wisconsin-Eau Claire with a B.A. in Finance and Economics, Kevin is an avid angler, hunter, backcountry snowmobiler, and barefoot water-skiing competitor.*



## Cedar Vandergon

Founder & Director

*Cedar designs and sources the key technologies and components for the Camp365 product and assists with engineering, design, manufacturing planning, and business strategy. Cedar serves as Waterjet Engineering Manager at Hypertherm in Minneapolis, Minnesota. Cedar studied Mechanical Engineering in 2001 from the University of Minnesota. Cedar's many outdoor interests include deer and pheasant hunting, camping, fishing (ice, shore, and boat), canoeing, biking, kayaking, and skiing.*



### Robert Graumann

Chief Operations Officer (Consultant)

*Robert is an experienced leader known for increasing enterprise value by transforming operations, sales, and company culture. He challenges the status quo to create and execute strategies that build profitable ventures from the ground up and revitalize businesses into more competitive enterprises.*

*Robert leverages his broad leadership background from both manufacturing and consulting to drive growth and profitability improvement. He has a proven, 25-year track record in delivering market share expansion, operational improvement, and product portfolio innovation.*

*Robert works 40 hours per week for Camp365.*



### Ron Leander

Fractional Chief Financial Officer (Consultant)

*Ron is a veteran financial leader with a unique mix of large and small business experience. He has spent time in corporate America, working for 3M, Medtronic and Josten's, growing these stellar companies and increasing profitability. The next step in his career was the creation of Leander Limited, a CPA and Business Development firm. Over the past 39 years, the firm has provided accounting and income tax services, primarily to emerging companies. Ron was most recently the CFO of an emerging company where revenues grew by $50,000,000 in four years. Ron graduated from Minnesota State University Moorhead.*

*Ron works 40 hours per week for Camp365.*



### Steve Pennaz

Marketing Advisor

*Steve is known internationally as a specialist in building enthusiast brands through targeted communications, including social media, web, in-store, television, and print. His credits include the successful launches of more than a dozen national outdoor television series that aired on networks including ESPN, ESPN2, NBC Sports, Outdoor Channel, Fox Sports, Comcast, several digital properties, and an award-winning national magazine. His focus in recent years is content delivery through live social media programs. His client list includes leading brands in the outdoor space including Garmin, Yamaha Marine, Berkley Fishing, Abu Garcia, Ranger Boats, Fish Monkey Gloves, Plano Molding, and Nissan.*



### Ryan Satre

Business Strategy Advisor

*Ryan leads the Company's strategic projects and business development efforts. Ryan is an experienced business development manager specializing in new market development & digital commerce models. Driven by a passion for optimizing business pathways, Ryan has helped blaze trails to new markets for companies including Wells Fargo and 3M. Ryan has a Bachelor of Arts from the University of Minnesota and is a Section4 Certified Business Strategist. When not telling brand stories, Ryan is an avid outdoorsman who loves fishing, hunting, and landscaping projects.*



**Steve Koehler**

Intellectual Property Strategy & Product Development

*A patent and trademark attorney with Westman, Champlin & Koehler, a Twin Cities law firm founded in 1993.*

*Steve prepares, files, and procures domestic and international patents and trademarks for the Company. A former electrical engineer with Xcel Energy, Steve has over 28 years' experience as a patent and trademark specialist representing clients in diverse technology areas, including computer hardware and software, robotic devices and systems, mechanical testing equipment, automotive systems, speech recognition, control systems, and hydraulic devices. Steve received his J.D. from William Mitchell College of Law in 1992 and his B.S. in Electrical Engineering from the University of Minnesota in 1987.*

*Steve works 5 hours per week for Camp365.*



**Dale Anderson**

Informal Business Advisor

*Dale Anderson, Informal Advisor, shareholder. He is a respected and successful leader with a proven ability to drive extreme value (growth, profit, operational efficiencies, innovation) in a variety of business and community settings. He brings significant expertise in organization assessments, strategy, operating models, structure, technology and executive & team development. Over the course of his career, Dale has had the opportunity to serve in a variety of leadership roles including President, CIO, leader, consultant, mentor and board member. Dale has over 15 years of experience in senior IS and general management roles, primarily with large Fortune 500 corporations (Baxter, Best Buy, Siemens, Bell+Howell) – and over 25 years of management and systems integration consulting experience (Arthur Andersen & Co., MCISystemhouse, Pragmatek & Trexin). Co-founded Trexin Consulting in 2005. He is a recognized leader in strategy execution. Dale earned BBA from Univ. Wisconsin Whitewater in Accounting & Computer Science and an Executive MBA from J.L. Kellogg School of Northwestern University. He is active in Christ Lutheran Church, community service, amateur photography and an avid sportsman & outdoorsman.*



**Mary K. (Kathy) Flaherty**

Controller

*Kathy came out of retirement to join the Camp365 team in June 2020 and is currently the acting Controller. Kathy brings over 40 years of financial experience from her role as CEO of Metropolitan Services Credit Union in St. Paul, Minnesota. No stranger to demanding work, Kathy finds this new adventure both challenging and rewarding as she watches this exciting company soar to new heights. As an active "Nana" she looks forward to taking family trips with the grandkids, eating smores over an open fire and making beautiful memories while camping in the comfort of the Camp365 cabin.*



**Doug Ramler**

Secretary

*Doug Ramler, Secretary. Doug is a partner in the Minneapolis, Minnesota office of the Saul Ewing law firm. He serves as outside general counsel to start-up and emerging technology-based businesses and assists companies in strategic, organization, financing, governance, and contractual matters. He has 30 years of experience representing early-stage, high-growth businesses. Mr. Ramler has a BBA in Finance/Economics from the University of Notre Dame, and a law degree from the UCLA School of Law.*

*Robert works approximately 4 hours per week for Camp365.*



**Shawn McGregor**

Founder & Operations Coordinator

*A passionate entrepreneur, with zest for life, Shawn co-found Camp365 in it's earliest stages and has had a hand in many aspects of the business. As operations coordinator and self-Titled, "Camp Counselor", Shawn has many varied responsibilities, including: Customer-Focused Innovation, Engineering, LEAN Manufacturing, R&D, Streamlining Supply Chain / Purchasing, Sales & Marketing, IT, Assembly and he'll even sweep the floor with a massive smile. Shawn's outdoor interests include exploration, campfire s'mores, wilderness memories with his wife and three kids, cheap beer, and prototyping the future.*

## Offering Summary

| | | |
|---|---|---|
| **Company** | : | AWOL Outdoors, Inc d/b/a Camp365 |
| **Corporate Address** | : | 7640 Washington Avenue South, Eden Prairie, MN 55344 |
| **Offering Minimum** | : | $9,999.60 |
| **Offering Maximum** | : | $2,499,999.45 |
| **Minimum Investment Amount (per investor)** | : | $237.25 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Non-Voting Common Stock |
| **Minimum Number of Shares Offered** | 15,384 |
| **Maximum Number of Shares Offered** | 3,846,153 |
| **Price per Share** | $0.65 |
| **Pre-Money Valuation** | $20,695,091.00 |

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Company Perks***

***Time-Based:***

**Friends and Family Early Birds**

Invest within the first 48 hours and receive additional 20% bonus shares.

**Super Early Bird Bonus**

Invest within the first week and receive additional 15% bonus shares.

**Early Bird Bonus**

Invest within the first two weeks and receive an additional 10% bonus shares.

***Amount-Based:***

**$500 | Backyard Camping**

Invest $500 and receive additional 3% Bonus Shares + one raffle entry to win a free Camp365 + a reservation discount of $250 on a New Model Camp365.

**$1,000 | Weekend Getaway**

Invest $1,000 and receive additional 7% Bonus Shares + two raffle entries to win a free Camp365 + a reservation discount of $500 on a New Model Camp365.

**$2,500 | Road Trip**

Invest $2,500 and receive additional 10% Bonus Shares + five raffle entries to win a free Camp365 + a reservation discount of $1,250 on a New Model Camp365.

**$5,000 | Cross Country Trip**

Invest $5,000 and receive additional 15% Bonus Shares + ten raffle entries to win a free Camp365 + a reservation discount of $2,500 on a New Model Camp365.

**$10,000 | Camper Life**

Invest $10,000 and receive additional 20% Bonus Shares + twenty raffle entries to win a free Camp365 + a reservation discount of $5,000 on a New Model Camp365.

***Reservation discount is only for New Model Camp365 purchases through our distribution dealers or directly from Camp365. The Reservation discount is only valid until 12/31/2021. The discount is paid within 2 weeks of purchase delivery/pick-up of the Camp365 unit and is paid by the manufacturer.***

***The raffle in the perks above is contingent upon $500K gross capital being raised in this Offering.***

***All perks occur when the offering is completed.***

**The 10% Bonus for StartEngine Shareholders**

AWOL Outdoors, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of nonvoting common stock at $0.65/ share, you will receive and own 110 shares valued at $65.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

### Notice of Funds Disbursement

10 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Camp365 has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Camp365 be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

### Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Camp365 has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Camp365 be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

### Notice of Material Change in Offering

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Camp365 offering. Here's an excerpt describing the specifics of the change:

---

*Campaign is extending their end date*

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

### $1,000,000 raised!

2 months ago

***Camp365 has surpassed $1,000,000 raised via our Common Shares Equity Offering on StartEngine!***


$1,000,000 raised
CAMP365
...and still growing

While our innovative product continues to disrupt a very strong and growing recreational vehicle category, it takes more than a great product and great employees to drive growth and reach further. A special Thank You to all of the investors who have followed and invested in Camp365, and especially our early investors and customers who have done so much to continue our growth.

With two weeks left in our campaign, we hope to reach our total goal of $1.07 million raised. Please continue to invest and share our Camp365 story and opportunity.

### Notice of Funds Disbursement

2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Camp365 has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Camp365 be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Notice of Funds Disbursement

3 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Camp365 has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Camp365 be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Campaign Extended

3 months ago

Thank you to everyone who has reconfirmed their investment or has reinvested. We appreciate you taking the time to go through the process.

For those of you who have not yet reconfirmed, if you have received communications from StartEngine Investor Services, please reconfirm. You can also double-check your status by viewing your Investor Dashboard before the January 31st deadline.

## Notice of Material Change in Offering

3 months ago

[The following is an automated notice from the StartEngine team].

Hello! Recently, a change was made to the Camp365 offering. Here's an excerpt describing the specifics of the change:

---

*Campaign is extending offering by 45 days*

---

When live offerings undergo changes like these on StartEngine, the SEC requires that certain investments be reconfirmed. If your investment requires reconfirmation, you will be contacted by StartEngine via email with further instructions.

## Notice of Funds Disbursement

4 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Camp365 has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Camp365 be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

## Front Page News!

4 months ago

Camp365 is Front Page News

Here at Camp365, we are very proud of our Midwestern roots and commitment to jobs sustainability and quality products here in the USA. While some of our national press has been outstanding, we are very proud to be featured in our Home Town Paper, the *Monroe County News*.

In mid-December Camp365 management and employees hosted investors, management and local industrial development leaders to unveil our new manufacturing facility and recent innovations. The group included Congresswoman Mariannette Miller-Meeks,  the U.S. representative for Iowa's 2nd congressional district.



# Camp365 unveils new Albia facility

### Camp365 becoming far more than a recreational camper

By DAVE PAXTON
Publisher Emeritus

Kevin McGregor the CEO and co-inventor of the Camp 365 fold-out "cabin," and Shawn McGregor, have been visionary in their approach to developing their company since they developed the idea in 2009. Keeping their eyes open to the possibilities of uses for their product unlike any in the RV industry has been a key to their rapid rise.

But even they weren't thinking of using their product for blood banks and rapid response teams, Homeland Security and border security, when they started sketching out the prototype 11 years ago from their homes in Minneapolis. But they sure are now.

Last Thursday (and again on Friday) the inventors, investors, management and current Albia employees hosted local industrial development leaders, media and even Congresswoman Mariannette Miller-Meeks to their brand new facility in the Albia Industrial Park to see how the campers are now built and get a look into the future of the growing business.

CEO Kevin McGregor and Plant Manager (Albian) Ronnie Delaney, a 27-year military veteran, served as tour guides as they showed off the new assembly plant. In addition to building the new plant this year, they purchased the L&S Tool building on Benton Avenue West, where they started the Albia manufacturing process and where the beginning parts of the manufacturing process still takes place.

They showed off the sub-assembly areas for walls and doors, electrical, water systems, heat and

CAMP365
Continued to Page 9

*Camp365 plant manager, Ronnie Delaney, and CEO Kevin McGregor, show those gathered the changes in a 2021 model cabin.*

A tour was followed by a question and answer session highlighted by display of new prototype products and a discussion on OPS365 and potential applications into Mobile and Emergency Medical Services, Homeland Security, D.O.D., Displaced Persons Shelters, and other emergency services connected to the U.S. government.

SHOW MORE UPDATES

## Comments (62 total)

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**Charles S.** 4 INVESTMENTS 14 days ago
Thinking to invest but have questions how trail worthy this is. Besides the park roads shown in the video, how many degrees can it lean before it flops onto its side? What are the approach and departure angles? What is the largest size wheel and bolt pattern that can be adapted to it? How many gallons for fresh water tanks. Stuff Like that
0

**Jack T.** 1 INVESTMENT 16 days ago
I am a new investor and I was wondering why the end date keeps getting extended?
0

**Michael B.** SE OWNER 14 INVESTMENTS a month ago
Do you already have someone on board at the advisory level in your company who can work for authorizations to bid for temporary housing contracts at city, state, and federal levels?
0

**Eve-lyn I.** 3 INVESTMENTS 2 months ago
i'm a 2 time investor but I'm not a camper! Yes, I've camped in the past but never more than a few days here and there. My husband is retired (65) and I will retire early at 57 this April 2022. Have you ever thought about loaning a camper to get feedback from beginners? We're free to go just about anywhere in the US for extended periods and document our experiences via social media etc. I don't know if we are cut out for the camping lifestyle or not and would love an opportunity to try before considering actually buying a Camp365! I would love to have a camper to share with my family and friends for them to use as well! What do you think?
5

**Michael B.** SE OWNER 14 INVESTMENTS 2 months ago
Any plans on taking this interesting business into the public equity marketplace with an IPO ? (OTCX, NASDAQ, etc.)
0 View 1 reply

**ELENA D.** 2 INVESTMENTS 3 months ago
What is IPO timeline?
0

**Susan E S.** SE OWNER 28 INVESTMENTS 3 months ago
Sorry, the bonus was $5,000 for our $10,000 investment.
0 View 2 replies

**Susan E S.** SE OWNER 28 INVESTMENTS 3 months ago
We picked up our camper in Albia the end of October. We are so anxious for Spring to come to PA so we can try it out. Still need to unbox stove, install carpet and attach spare tire.
Wonder when we'll receive our bonus for investing $5,000. I thought it was two weeks after we picked up the camper. Did I misunderstand?
0

**Sue S.** 2 INVESTMENTS 3 months ago
I love this idea but I wonder how well it will do well in the U.S. market. By and large, Americans love big things; big houses, big cars/motorcycles, big RV's. It's just the culture. This product would probably do very well in Europe. Are there any plans to market it there?
0 View 2 replies

**Pearline L.** 1 INVESTMENT 3 months ago
I am new to investing on startengine and was wondering what happens after the closing date? Also, what is the goal date for launching this product and returns on investments be realized?
2 View 1 reply

SHOW MORE COMMENTS

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

Eight years ago our passion for improving the outdoor experience led us to develop a bold new product. Introducing Camp365 the cabin that goes everywhere. It's lightweight, sleeps six, and has more than 700 cubic feet of living space so you and your family can live the outdoor lifestyle and comfort anywhere. Camp365 looks different because it is different. We took a fresh approach and then tested and retested every design and every component until the final product met our standards. The result is a breakthrough product with patented technology that is already improving the ultra-lightweight camper market. Nothing performs like the Camp365 foldable cabin when closed for storage or traveling. The Camp365 cabin offers a striking aerodynamic design that moves and tows easily total weight under one thousand eight hundred pounds. You can tow the Camp365 cabin with any vehicle outfitted with a class one hitch ... that includes many small cars and most UTV's. With Camp365 there's no need to purchase a big truck or SUV just so your family can camp. Camp365 features a strong aluminum-alloy steel-reinforced frame to handle rough terrain and offers 39 cubic feet of dry lockable storage to make packing easy and the optional wheelbase adjusts down to just four feet line so it stores easily in the back of your garage or even a storage shed. It also means you can take the Camp365 cabin down trails too narrow for other campers the rack system carries canoes or kayaks bikes or paddleboards. And the weatherproof aluminum shell shrugs off weather. There's no canvas, no wood or nylon anywhere in the Camp365 cabin so you and your family will enjoy years of trouble-free use. And with more than 7 feet of headroom, there's more than enough room for any adult to stand inside and for those times the ground isn't perfectly level Camp365 7-point leveling system is easy! Five tinted glass windows with screens let breezes in, keep bugs out and several options including heating air-conditioning and shower and bathroom systems changing area off-road wheel kit comfortable customized beds and more all which allow you and your family to customize your cabin for the places you can set up and take down easy it takes just minutes to go from this to this Camp365 is patent-pending lift assist system makes raising and lowering sides easy car camping is booming as it is such a fun family activity the Camp365 cabin offers more room faster setup and tows easier than other lightweight towable campers on the market including tear drops and you can customize it to meet your family's needs so you can enjoy many years of fun together want to learn more visit Camp365.com or stop by your local Camp365 dealer. Camp365 the Cabin that Goes Everywhere.

END

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

*[See attached]*

**ARTICLES OF RESTATEMENT**

**OF**

**AWOL OUTDOORS, INC.**

The undersigned, the Chief Executive Officer of AWOL Outdoors, Inc., a Wisconsin corporation (the "**Corporation**"), hereby certifies the following on behalf of the Corporation, as required by Wisconsin Statutes, Section 180.1007(4):

1. The name of the Corporation is AWOL Outdoors, Inc.

2. The Articles of Incorporation of the Corporation have been amended and restated in their entirety to supersede and take the place of the Corporation's existing Articles of Incorporation and any amendments thereto, and the Corporation's Articles of Incorporation shall hereafter be as set forth in the attached Exhibit A (the "**Second Amended and Restated Articles of Incorporation**").

3. The Second Amended and Restated Articles of Incorporation of the Corporation set forth in the attached Exhibit A contain an amendment requiring shareholder approval and have been adopted by the board of directors and shareholders of the Corporation on October 31, 2018 in accordance with Wisconsin Statutes Section 180.1003.

Dated: _October 31, 2018

Kevin McGregor
Chief Executive Officer

Drafted by:
Brandon R. Kaster, Esq.
Gray Plant Mooty Mooty & Bennett
80 South 8th Street, Suite 500
Minneapolis, MN 55402

989151-1 11EF37Z

EXHIBIT A

# SECOND AMENDED AND RESTATED ARTICLES OF INCORPORATION OF AWOL OUTDOORS, INC.

The undersigned, being of full age and for the purpose of forming a corporation under Wisconsin Statutes Chapter 180, does hereby adopt the following articles of incorporation:

## ARTICLE 1
## Name

The name of this corporation shall be AWOL Outdoors, Inc.

## ARTICLE 2
## Registered Agent and Office

The registered agent of the corporation is Kevin McGregor. The address of this corporation's registered office in this state is 1683 50th Street, Somerset, Wisconsin 54025.

## ARTICLE 3
## Authorized Capital

The total authorized number of shares of capital stock of this corporation is 40,000,000 shares, of which 5,000,000 shares shall be nonvoting common stock and 35,000,000 shares shall be voting common stock, unless otherwise designated by the board of directors. All shares of the corporation's capital stock shall have a par value of $0.001 per share. The nonvoting common stock shall have rights in all respects equal to the rights of the voting common stock, except that, other than as expressly required by law, holders of the nonvoting common stock will not be entitled to any voting rights regarding any matters put to a vote of the shareholders. The board of directors has the authority to establish more than one class or series of shares and to fix the relative rights and preferences of any such different class or series.

## ARTICLE 4
## Cumulative Voting Prohibition

Shareholders shall have no rights of cumulative voting for the election of directors.

## ARTICLE 5
## Preemptive Rights Prohibition

Except as may be provided in a written agreement approved by the board of directors, shareholders shall have no rights, preemptive or otherwise, under Wisconsin Statutes Section 180.0630 (or similar provisions of future law) to acquire any part of any unissued shares of capital stock or other securities of this corporation or any rights to purchase shares or other securities of this corporation before the corporation may offer them to other persons.

**ARTICLE 6**
**Limitation of Director Liability**

A director of the corporation shall not be personally liable to the corporation or the shareholders of the corporation for monetary damages for breach of fiduciary duty as a director, except for: (i) liability based on a breach of the duty of loyalty to the corporation or the shareholders; (ii) liability for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) liability based on the payment of an improper dividend or an improper repurchase of the corporation's stock under Wisconsin Statutes Section 180.0833 or on the sale of unregistered securities or securities fraud under Wisconsin Statutes Section 180.0833; or (iv) liability for any transaction from which the director derived an improper personal benefit. If Wisconsin Statutes Chapter 180 hereafter is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided herein, shall be limited to the fullest extent permitted by Wisconsin Statutes Chapter 180, as amended. Any repeal or modification of this Article by the shareholders of the corporation shall be prospective only and shall not adversely affect any limitation on the personal liability of a director of the corporation existing at the time of such repeal or modification.

**ARTICLE 7**
**Directors Action by Written Consent**

Any action required or permitted to be taken at a meeting of the board of directors may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the same action at a meeting at which all directors were present, unless the action is one which requires the approval of the shareholders, in which case such action shall be effective by written action only if signed by, or consented to by authenticated electronic communication, all of the directors then in office.

**ARTICLE 8**
**Shareholders Action by Written Consent**

Any action required or permitted to be taken at a meeting of the shareholders may be taken by written action signed, or consented to by authenticated electronic communication, by shareholders having voting power equal to the voting power that would be required to take the same action at a meeting at which all shareholders entitled to vote were present.

For Office

**State of Wisconsin**

**Department of Financial Institutions**

***Endorsement***

**RESTATED ARTICLES OF INCORPORATION STOCK FOR-PROFIT CORPORATION - Ch. 180**

**AWOL OUTDOORS, INC.**

**Received Date: 11/2/2018**

**Filed Date: 11/5/2018**

Filing Fee: $40.00

Expedited Fee: $25.00

Entity ID#: A060977

**Total Fee: $65.00**

Increases Authorized Shares
From: 30,000,000 shs cs @ $0.001 pv
(28,500,000 shs Voting cs)
(1,500,000 shs Non-Voting cs)

To: 40,000,000 shs cs @ $0.001 pv
(35,000,000 shs Voting cs)
(5,000,000 shs Non-Voting cs)